UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                          PACIFICTRADINGPOST.COM, INC.
                 (Name of Small Business Issuer in its charter)



              Nevada                                  91-1944323
    (State  or  other  jurisdiction  of            (I.R.S.  Employer
     incorporation  or  organization              Identification  Number)


          7402 Mount Joy Drive, Unit B, Huntington Beach, CA     92648
        (Address of principal executive offices)              (Zip Code)

        Registrant's telephone number, including area code: (714)404-2278



           Securities to be registered under Section 12(b) of the Act:


                     _______________________________________
                                (Title or class)

           Securities to be registered under Section 12(g) of the Act:

     Title  of  each  class               Name  of  each  exchange  on  which
     To  be  so  registered               each  class  is  to  be  registered

     Common  Stock                        OTC  Bulletin  Board
     ------------                         -------------------
               _______________________________________
                           (Title  or  class)

                                   TABLE OF CONTENTS



PART I.    Alternative 2 "Transitional Disclosure Format"                 Page
           Items 6-12 of Model B of 1A


ITEM 6.    DESCRIPTION OF BUSINESS                                          3-8

ITEM 7.    DESCRIPTION OF PROPERTY                                            8

ITEM 8.    DIRECTORS, EXECUTIVE OFFICERS, SIGNIFICANT EMPLOYEES             8-9

ITEM 9.    REMUNERATION OF DIRECTORS AND OFFICERS                             9

ITEM 10.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS   9-10

ITEM 11.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                    10

ITEM 12.   SECURITIES BEING OFFERED                                          10


PART II

ITEM 1.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
           MATTERS                                                           11

ITEM 2.    LEGAL PROCEEDINGS                                              11-12

ITEM 3.    CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
           ON ACCOUNTING AND FINANCIAL DISCLOSURE  12

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES                           12

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS                         13

PART F/S

ITEM 1..   FINANCIAL STATEMENTS AND EXHIBITS                              13-92


PART III

Item 1.    Index to Exhibits

Item 2.    Description of Exhibits

                                    PART  I

(Alternative  2  "Transitional  Disclosure  Format" Items 6-12 of Model B of 1A)

ITEM  6.  DESCRIPTION  OF  BUSINESS

BUSINESS  DEVELOPMENT

     Natural Born Carvers, Inc. was Incorporated on March 22, 1996 under the laws of the State of Colorado under the name Eyre Trading Group, Ltd. As a Colorado corporation. On May 8, 1997, the Board of Directors approved a name change which was filed with the Secretary of State. The name change became effective May 8, 1997 and the Company name became Natural Born Carvers, Inc. On May 21, 1998, the Company changed its name from Natural Born Carvers, Inc. to Carve Industries Incorporated. On November 25, 1998, the Company changed its name to CARV.COM, INC., and effective March 19, 1999 changed its name to PacificTradingPost.com, Inc and domicile to Nevada. The Company Pursuant to the Articles of Incorporation, the Company is authorized to issue 50,000,000 shares of Common Stock at $.001 par value. As of February 24, 2000 there are 1,033,840 shares of Common Stock outstanding.

     The Company is a internet retailer of consumer products devoted to the extreme sports industry, including surfing, snowboarding and skateboarding. As the pioneer of online action sports sales, the Company is well positioned in this profitable sector of e-commerce and benefits from strong market share. Key elements contributing to the Company's success in online sales include a popular Internet store (SSS online). The online sales reduce overhead by nearly fifty percent and generates a forty-sixty percent gross profit margin.

PRODUCTS  AND  SERVICES

     SkateSurfSnow.com, (SSS, e-commerce), is the official merchandising Internet website, carrying core action sports products, the latest hard and soft goods, apparel and accessories available in the market. SSS online allows consumers from all over the world to preview the merchandise, place orders, and have orders shipped by UPS anywhere.

     SkateSurfSnow, the Store (SSS, the Store), is the Company's 2700 square foot traditional retail store, carrying core action sports products, the latest hard and soft goods, apparel and accessories available in the market. SSS, the Store, is located in Huntington Beach, California, one block in from the Pacific Ocean, in the heart of the skate, surf and snow industries.

STRATEGIC  ALLIANCES

     The Company is allied with Yahoo, who provides the E-Commerce solution for its Web storefront. The Company jointly sponsors surf and skate competitions and demonstrations with leading manufacturers in the industry.

     Suppliers of the Company include, but are not limited to: Roxy by Quicksilver, O'Neill, Rip Curl, HIC (Hawaiian Island Creations), Gotcha, Birdhouse, Toy Machine, World Industries, DC, Etnic, ES, Globe, Vans, Girl Star, Gnu, Morrow, Sims, and Northwave. These vendor relationships are in excellent standing which makes the Company a priority to the manufacturers.

LACK  OF  OPERATIONS  AND  PROFITABILITY

     The Company commenced operations approximately four years ago and has little or no history of operations or profits in the industries in which it participates.

NEED  FOR  ADDITIONAL  FINANCING

     The Company will require additional financing in order to establish profitable, ongoing operations; there is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company.

DEPENDENCE  ON  MANAGEMENT

     The Company is largely dependent upon the efforts and abilities of management. However, management has not yet been successful in operating PacificTradingPost.com, Inc. at a profit, and has no experience in operating a profitable sports company, nor sports companies on a long-term basis. There is no assurance that management will be able to manage the Company's transition from start-up to a profitable company.

COMPETITION

     The Company is subject to competition from a number of other companies that provide the same or similar services. Some of these competitors have been in the business longer than PacificTradingPost.com, Inc. and may have large executive and operating staffs. There can be no assurance that the Company's prospects will not be adversely affected by competition from these companies. Many of its competitors are well established and have greater financial and personnel resources than the Company.

OPERATIONS

     The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.

ECONOMIC  RISKS

     Local, national and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any of these potential adverse conditions.

PLAN  OF  OPERATION

     The Company intends to be the premier extreme sports e-commerce firm, currently serving the fast growing skateboard, surfing and snowboard markets. The Company is the first fully authorized Internet retailer in the industry, marketing and selling sports related equipment, apparel and accessories. Additionally, the Company promotes and supports the industry with its training facility and websites designed to appeal to this affluent market segment, along with event and team sponsorships and a traditional retail store located in the heart of the skate, surf and snow capitol of the world, Huntington Beach, California.

     Over the next twelve months, the Company intends on expanding its product line, increasing website traffic, and generating additional revenue by: (1) expanding SkateSurfSnow.com ("SSS"), e-commerce and SkateSurfSnow ("SSS"), the

Store product offerings and sales through the acquisition of specialty manufacturing and marketing firms catering to the extreme sports industry; (2) cutting costs associated with buying from intermediate wholesalers; (3) introducing mainstream e-commerce goods by negotiating with online auctions.

EMPLOYEES

     The Company has two full time employees and four part time personnel. The Company anticipates that the business plan of the Company can be implemented through the efforts of Frank Drechsler, President and CEO of the Company. See "ITEM 8 - DIRECTORS, EXECUTIVE OFFICERS, SIGNIFICANT EMPLOYEES."

GENERAL  BUSINESS  PLAN

     The Company's mission is to be the premier extreme sports e-commerce firm, currently serving the fast growing skateboard, surfing and snowboard markets. The Company actively encourages consumers to participate in these sports and currently has a number of cross-promotional events planned with industry leaders. The Company's goal is to expand exponentially by increasing its inventory, implementing more marketing and promotional ideas, increase website traffic and generate additional revenue.

     With a whole new look, more products, and solid Internet exposure, the Company is positioned to experience phenomenal growth in the new millennium.

     The Company currently implements a strong sales and promotional strategy, focusing on superior cross marketing opportunities provide for greater profit margins, sponsoring competitions, events, high profile and recognized competitors as well as local amateurs in each category. The Company will focus on media advertisements and mailers, along with being included in manufacturers' advertisements, attend consumer trade shows and, of course, utilize the web sites as a promotional utility vehicle.

     The Company realizes that the World Wide Web represents the future of direct marketing. The Company intends to implement aggressive and innovative online marketing techniques in order to improve top and bottom line results. The Company will focus on e-commerce to target the expanding action sports market, and will offer the young enthusiasts event coverage, contest results, review of industry leaders, reference guides, athlete profiles, links to various key sites and much more.

     The size of Internet commerce, as measured by University of Texas Center for Research in Electronic Commerce, was approximately $102 billion in 1998. the total of all Internet economy indicators was over $301 billion during that same period. The Internet economy, grew at an estimated rate of 174.5% from 1995 to 1998, compared to the overall world-wide average economic growth rate (which includes the United States Internet economy) of 3.8%. This puts the Company and its subsidiaries in an ideal position by maintaining a traditional retail store and keeping up with rapidly growing, technology age and the World Wide Web E-Commerce shopping explosion that is happening throughout the world.

ACQUISITION  OF  OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including past and current investors, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event that the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders, including past and current investors.

The Company will not have sufficient funds (unless it is able to raise funds in a subsequent offering) to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision were made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

COMPETITION

     The market for Internet products and services is highly competitive, with few substantial barriers to entry, and the Company expects that competition will continue to intensify and then level off.

     The Internet and e-commerce are evolving rapidly with increasing numbers of market entrants providing competing products and services. Though many competitors cater to individual components of the skate, surf or snow segments, the Company is unaware of any company that has an Internet exposure with the technology advancements contained within PacificTradingPost.com, Inc.'s ("PTRD") websites, a traditional retail store that is fully automated.

     "Recognizing the success PTRD enjoys, competitors are now trying to emulate the business focus with minimal results due to the Company's strong market share and solid alliances." (Investor Facts, June 1999)

     The Company's main competitor at this point in time is CCS, primarily a mail order/catalog company and other local surf shops that are breaking into the skate and snow industries.

     The Company acknowledges that sophisticated sites could build systems and offer competing products and services. PacificTradingPost.com, Inc. is committed to using the best available technologies, and will continue to strive to be the first on the market with leading edge programs, services, and systems that will be difficult and time consuming for competitors to duplicate.

ITEM  7.  DESCRIPTION  OF  PROPERTY.

     The Company currently maintains its office at 7402 Mount Joy Drive, Unit B, Huntington Beach, CA 92648. The Company pays $3,164.00 rent per month. SkateSurfSnow, the Store (SSS, the Store), is the Company's 2700 square foot traditional retail store which is maintained at 22311 Brookhurst Street, Huntington Beach, CA 92646. The Company pays $2,500.00 rent per month for the store.

ITEM  8.  DIRECTORS,  EXECUTIVE  OFFICERS,  SIGNIFICANT  EMPLOYEES

OFFICERS  AND  DIRECTORS

     The following table sets forth certain information concerning each of the Company's directors and executive officers:

     Name               Age                 Position
     Frank Drechsler    33                  President Chief Executive Officer,
                                            Secretary

     Stacie Genchi     33                  Director




     Frank Drechsler has served as President, Chief Executive Officer, and a Director of the Company since October 29, 1999. Frank Drechsler came to the Company with an e-commerce background in apparel and sports retailing. He has held management and sales positions at Fortune 500 and mid-size apparel firms where he was directly responsible for making international sales of $500,000 per month. It was through this experience that Mr. Drechsler gained extensive knowledge of global markets. Mr. Drechsler has a strong ability to develop e-commerce at PacificTradinPost.com, Inc., a major component of the Company's future growth. He has a Bachelor of Arts degree in International Business from California State University, Fullerton.

     Stacie Genchi, Board Member, came to PTRD as a consultant. Ms. Genchi is well connected in the skate, surf, and snow industries. In 1995 Ms. Genchi opened up the first skate, surf, and snow store catering to the female market and is considered a pioneer for the female movement in these extreme sports. Ms.

Genchi is heavily involved with the marketing, sales, and operations of the store, as well as event promotions. She is an avid snowboarder who has traveled extensively throughout the USA and Canada. She has developed an in depth knowledge of skateboarding, snowboarding, and surfing especially as it relates to the female consumer, the fastest growing segment of the extreme sports market. Ms. Genchi received a Bachelor of Science Degree in Computer Science from California State University, Fullerton and has professionally worked over 15 years in the computer industry.
INVESTMENT  COMPANY  ACT  OF  1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company presently desires to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

INVESTMENT  ADVISOR  ACT  OF  1940

     The Company is not an "investment adviser" under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, the Company will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of
Section  2(a)(11)  of  the  Investment  Adviser  Act  of  1940,  15  U.S.C.

ITEM  9.  REMUNERATION  OF  DIRECTORS  AND  OFFICERS

                           SUMMARY COMPENSATION TABLE
                     Annual  Compensation       Long  Term  Compensation
                     --------------------       ------------------------
                                 Other         Restricted
                                 Annual        Stock
Name  &     Title     Year   Salary   Compensation  Awarded
----        -----     ----   ------   ------------  -------
Frank
Drechsler,  PRES.,    1999   $60,000    $25,000     -1000-

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM  10.  SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN  SECURITY  HOLDERS.

PRINCIPAL  STOCKHOLDERS

     The following table sets forth certain information as of February 23, 2000 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 10% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

                                   Number of              Percentage of
                                   Shares Owned           Shares owned
Officers and Directors
Frank Drechsler, President & CEO        115,200           0.11%
                                     Restricted
Stacie Genchi, Director                   2,000          0.002%
                                     Restricted
Officers and Directors as a group       117,200           0.11%

Beneficial Owners as a group            225,000           0.21%


ITEM  11.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     During the year, the Company paid professional fees in amount of $31,453 to a director of the Company (for the year ended June 30, 1998 - NIL), and consulting fees in the amount of $56,417 to a director of the Company (for the year ended June 30, 1998 - NIL).

     Long  term  debt  in  amount of $68,800 (for the year ended June 30, 1998 -
NIL) from a director and a former director of the Company. (Note 4 of the audited financial statements)

     Due from related party in amount of $4,000 (for the year ended June 30, 1998 - NIL) is from a former director of the Company. Subsequent to the June 30, 1999, the amount has been repaid.

Reference:  Part  F/S  item  11  of  Consolidated  Financial  Statements

ITEM  12.  SECURITIES  BEING  OFFERED

COMMON  STOCK

     The Company has authorized 50,000,000 million (50,000,000) shares of Common Stock at $.001 par value. The holders of Common Stock (1) have equal ratable rights to dividends from funds legally available thereof, when as and if declared by the Board of Directors of the Company; (2) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (3) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (4) are entitled to one cumulative vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid for and non-assessable. As of February 24, 2000, there are 1,033,840 shares of Common Stock outstanding.

                             PART  II

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS.

     The Company's Common Stock has been trading since April 1998. The Company is currently trading on the NQB Pink Sheets under the symbol PTRD and plans on having its Common Stock listed on the OTC Bulletin Board. There is no assurance that a trading market that the Company currently has will continue.

     As of February 23, 2000, the number of holders of the Company's Common Stock was 583.

DIVIDEND  POLICY

     The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition as well as other relevant factors. The Company has not paid or declared any dividends, and in light of its present financial status, and due to its contemplated financial requirements, does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

ITEM  2.  LEGAL  PROCEEDINGS.

     The Company is currently the subject of a default judgement issued by the Los Angeles Superior Court on July 20, 1999.

The underlying action arose from a contract entered into by one of the Company's acquisitions "Gellis Inc." The plaintiff Ross Williams is a professional surfer who was to promote Gellis Inc.'s line of shoes.

Gellis Inc. failed to pay per the terms of the contract resulting in the default judgement for $87,157.30.

The company is currently evaluating options to attack the default and or negotiate a settlement for a reduced amount.

     The  Company  is  currently  a  party  to  an  American  Arbitration Assoc.
(AAA)Arbitration pending in New York. The action was initiated on January 20, 1998 and is a dispute over the conversion of certain convertible securities issued by the company under its January 2, 1998 504 offering (reference Item 4 and Exhibit 99 i) to Zooley Services Limited, Mercaz Revaj S.A. and Primecap Management, all off shore entities.

It is the Company's position that the shares were converted per the terms of the instruments and were satisfied in full by those conversions.

Currently the arbitration is suspended on a procedural issue and no hearing dates are set.

The  claimants  seek  $500,000.00  plus  costs penalties and liquidated damages.

Negotiation for settlement has narrowed several issues, claimants have acknowledged converting 500,000 shares of the Company's common stock as payment.

Calculation of value and time of conversion is a central issue. Management believes that if an unfavorable ruling is received the company's exposure could be approximately $120,000.00. A favorable ruling could result in an award in favor of the company, however to date no counter claim has been sought.

     The Company is currently a party to action in the superior court of San Diego, North Court Division.

The plaintiff Greg and Olivia Johnson seek to recover $25,000.00 plus interest on a Note due September 1, 1999.

The Note is part of the acquisition of Gellis Inc. Gellis Inc. was acquired in 1998.

The company is reluctant to pay the note over concerns that the principles of Gellis Inc. including Greg and Olivia Johnson misrepresenting the financial condition of the company at the time of acquisition.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company changed its accountant from Merle Finkel to Ma Nguyen since its formation due to the following reason: Merle Finkel no longer performs SEC audits.

Reference:  Exhibit  16

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

On January 2, 1998, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 1,000,000 shares of its common stock at a price of $1.00 per share. This offering was completed with 500,000 shares being sold and issued for a total of $484,359.00 in net cash being received by the Company. The proceeds from this offering were used for working capital to support product lines controlled by the company. Specifically NBC clothing line, Outcast Wetsuits, Springbok Tents, Gellis Shoe Company and Xsport Online Internet Store. Also to pay off back debts incurred by acquired company Gellis Inc. Legal, accounting fees, consulting fees and office equipment.

On January 21, 1999, the Company commenced an offering, pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 75,864 shares of its common stock at a price of $12.50 per share. On April 7, 1999, this offering was completed with all shares being sold and issued for a total of $948,300.00 in cash and services being received by the Company. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment. Working capital of $459,000.00 for inventory, tradeshows, office lease for Xsports Internet Store and newly acquired line Clockwork Skateboards. In addition to cash raised shares were issued for the acquisition of Pacifictradingpost.com Corporation 6,750 shares, Internet web design services 4,000 shares, Internet Marketing and Consulting 23,548 shares and Investment Banking services 4,846 shares.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Indiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                             PART  F/S

   The  following  financial statements of the Company are filed as part of this
Report:

                 Auditors Report                               F-1

                 Balance Sheet as of June 30, 1999             F-2

                 Statement of Changes in Stockholders' Equity
                 For the Period From (Inception) October 7,
                 1996, through March 31, 1999                  F-2

                 Statements of Operations and Deficit, For the
                 Years Ended June 30, 1999 and 1998            F-3

                Statements of Cash Flows, For the
                Years Ended June 30, 1999 and 1998             F-5

                 Notes to Financial Statements, For the
                 Years Ended June 30, 1999 and 1998            F-6


AUDITORS  REPORT

To  the  Board  of  Directors
PacificTradingPost.com,  Inc.


We have audited the consolidated balance sheet of PacificTradingPost.com, Inc. as of June 30, 1999 and June 30, 1998 and the consolidated statements of operations and deficit and cash flows for the year ended June 30, 1999 and June

30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Since the accounts receivable system in one of its significant subsidiaries, Gellis Inc. (d.b.a. Pure Juice) was not kept on an orderly basis, we were unable to confirm or verify by alternative means accounts receivable included in the consolidated financial statements for the fiscal year ended June 30, 1998. Since opening accounts receivable enter into the determination of the results for operations and changes in cash flows for the year ended June 30, 1998, we were unable to determine whether adjustments to accounts receivable, income taxes, net income for the year, opening deficit and cash provided from operations might be necessary for the year ended June 30, 1998.

In our opinion, except for the effects of adjustments, if any, on the financial statements for the year ended June 30, 1999 and June 30, 1998 which we might have determined to be necessary had we been able to confirm the accounts receivable specified in the preceding paragraph, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1999 and June 30, 1998 and the results of its operations and cash flows for the year ended June 30, 1999 and June 30, 1998 in accordance with generally accepted accounting principles.

/s/  Nguyen  &  Co.
Chartered  Accountants
Vancouver,  BC,  Canada
January  18,  2000


                          PacificTradingPost.com, Inc.
                                  Balance Sheet


                                 PacificTradingPost.com, Inc.
                                         Balance Sheet


                                                              June 30, 1999    June 30, 1998
Assets

Current Assets:
   Cash                                                       $        8,019   $       43,820
   Accounts receivable                                                 1,275          168,897
   Due from related party (note 11(c))                                 4,000               --
   Inventories                                                            --          250,000
   Prepaid and deposits                                                3,014              850
                                                              ---------------  ---------------

   Total current assets                                               16,308          463,567

Capital assets (note 3)                                       $       13,526   $      396,851
                                                              ---------------  ---------------

Total assets                                                  $       29,834   $      860,418
                                                              ---------------  ---------------


Liabilities and Shareholders' Equity (Deficit)

Current liabilities:
   Demand bank loan                                           $           --   $      510,019
   Accounts payable and accrued liabilities                          777,664        1,055,634
   Current Portion of Long term debt (note 4)                      1,066,769        1,163,565
                                                              ---------------  ---------------

   Total current liabilities                                       1,844,433        2,729,218

Long term debt (note 4)                                               68,800               --

Shareholders' deficit (note 5)
   Not issued and fully paid - common stock
   (note 10                                                            8,000          258,618
   Preferred stock                                                 4,950,000        5,500,000
   Common stock                                                          584            5,744
   Additional paid-in capital                                      4,067,911        1,515,177
   Deficit                                                       (10,909,894)     ( 9,148,339)
                                                              ---------------  ---------------

   Total shareholders' deficit                                    (1,883,399)      (1,868,800)

Total liabilities and shareholders' equity
   (deficit)                                                  $       29,834   $      860,418
                                                              ---------------  ---------------


See accompanying notes to consolidated financial statements



PacificTradingPost.com, Inc.
Statement of Operations and Deficit



                                                               June 30, 1999     June 30, 1998
SALES                                                         $      212,265   $      628,246
COST OF SALES                                                        399,487          925,658
                                                              ---------------  ---------------

                                                                    (187,222         (297,412)

OPERATING EXPENSES
Accounting and legal                                                  31,767           60,659
Advertising and promotion                                            295,123          457,422
Bad debts                                                             10,624          126,865
Bank charges and interest                                            132,656          145,843
Depreciation                                                           4,188            3,872
General and administrative expenses                                  736,966          573,742
Rent                                                                  44,951           30,989
Wages                                                                192,193          370,005
                                                              ---------------  ---------------

                                                                   1,448,468        1,769,397
                                                              ---------------  ---------------

LOSS BEFORE THE FOLLOWING ITEMS                                   (1,635,690)      (2,066,809)
GAIN ON SETTLEMENT OF DEBTS                                          255,678               --
WRITE OFF OF GOODWILL                                                     --       (1,700,373)
WRITE OFF OF PATENTS                                                      --         (105,000)


WRITE OFF OF CAPITAL ASSETS                                           (1,543)         (45,642)
WRITE OFF OF NOTE RECEIVABLE                                              --       (5,095,000)
WRITE DOWN OF LAND (note 1 & 3)                                     (380,000)        (135,515)
                                                              ---------------  ---------------

NET LOSS FOR THE YEAR                                             (1,761,555)      (9,148,339)
RETAINED EARNINGS (LOSS), BEGINNING OF YEAR                       (9,148,339)              --
                                                              ---------------  ---------------

RETAINED EARNINGS (LOSS), END OF YEAR                         $  (10,909,894)  $   (9,148,339)
                                                              ---------------  ---------------



PacificTradingPost.com, Inc.
Statement of Cash Flows

    June 30, 1999                                             June 30, 1998
OPERATING ACTIVITIES

   Net loss for the year                                      $   (1,761,555)  $   (9,148,339)

   Adjustments for items not affecting cash:
      Depreciation                                                     4,188            3,872
      Gain on settlement of debts                                 (  118,000)              --
      Write off of goodwill                                               --        1,700,373
      Write off of patents                                                --          105,000
      Write off of note receivable                                        --        5,095,000
      Write down of land                                             380,000          135,515
      Write off of capital assets                                      1,543           45,642
                                                              ---------------  ---------------
                                                                  (1,493,824)      (2,062,937)

Changes in non-cash working capital items                         (  376,532)       1,199,171
                                                              ---------------  ---------------
Cash used in operating activities                                 (1,870,356)      (  863,766)


INVESTING ACTIVITIES

   Acquisition of subsidiaries                                            --       (1,154,849)
   Acquisition of business                                                --               --
   Acquisition of rights                                                  --       (   90,000)
   Acquisition of capital assets                                  (    2,405)      (    8,078)
   Acquisition of patents                                                 --       (  105,000)
                                                              ---------------  ---------------
Cash used in investing activities                                 (    2,405)      (1,357,927)
                                                              ---------------  ---------------


FINANCING ACTIVITIES

   Issuance of capital stock                                       2,547,574        1,518,630
   Not issued and fully paid for                                    (250,618)         258,618
   Conversion of Preferred to Common                              (  550,000)              --
   Decrease of long term deb                                          90,004          484,037
                                                              ---------------  ---------------
   Cash from investing activities                                  1,836,960        2,261,285
                                                              ---------------  ---------------


(DECREASE) INCREASE IN CASH DURING THE PERIOD (   35,801)             39,592
CASH, BEGINNING OF THE PERIOD                                         43,820            4,228
                                                              ---------------  ---------------
CASH, END OF THE PERIOD                                       $        8,019   $       43,820
                                                              ---------------  ---------------

                          PacificTradingPost.com, Inc.
                   Notes to Consolidated Financial Statements


1.  Nature  of  operations  and  going  concern

     Natural Born Carvers, Inc. was incorporated on March 22, 1996 under the laws of the State of Colorado.

     On May 21, 1998, the Company changed its name from Natural Born Carvers, Inc. to Carv Industries Incorporated. On November 25, 1998, the Company changed its name to CARV.COM, Inc., and effective March 19, 1999 changed its name to PacificTradingPost.com, Inc.

     The Company is a designer, manufacturer and distributor of consumer products devoted to the extreme sports industry, including surfing, body boarding, and skateboarding.

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company's ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing, and ultimately achieving profitability.

     On December 22, 1998, the company reverse split its common shares on a 25:1 basis.

     The Company was in default of its long-term debt in the amount of $100,000 as disclosed in notes 3 and 4 and with respect to its acquisition of a parcel of land located in Perris, California. The creditor has foreclosed on the property and seized the land.

     During the year, the Company disposed its subsidiary, Springbok, Inc. and its patents to an officer of the Company for the following consideration:

          (i)  4,000 restricted common shares of the Company;
          (ii) royalty of 6% of the gross sales by Springbok,Inc. up to $200,000

2.  Significant  accounting  policies

     (a) Basis of presentation

          These consolidated financial statements have been prepared using the purchase method of consolidation, whereby the assets and liabilities of the acquired companies are initially recorded at their cost and the results of operations of the acquired companies are included from the dates of acquisition.

          The following subsidiaries' assets, liabilities and operating results are included in these consolidated financial statements: Springbok Incorporated and Gellis Inc.

     (b) Depreciation

          Capital assets are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight line basis as follows:

          Office equipment            20%
          Computer equipment          30%

          Significant capital assets additions are depreciated when placed into use.

     (c) Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, particularly the recoverability of accounts receivable, capital and intangible assets and accrued liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from estimates.

     (d)  Fair value of financial instruments

          The carrying value of certain of the Company's financial instruments, including cash, accounts receivable and accounts payable and accrued liabilities approximates fair value due to their short maturity. It is management's position that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

     (e)  Uncertainty due to the Year 2000 Issue

          The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 dates as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     (f)  Income taxes

          The Company follows Statement of Financial Standards No. 109 ("SFAS 109"), "Accounting for income taxes," which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, SFAS 109 requires recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a policy of 100% valuation allowance against any deferred assets resulting principally from net operating loss carry forwards until it is more likely than not that the Company will realize taxable income.

3.   Capital assets

                                             June 30, 1999     June 30, 1999
    Land (note 1)                         $             --   $      380,000
    Office equipment                                16,129           15,267
    Computer equipment                               5,456            5,456
                                          -----------------  ---------------
                                                    21,585          400,723
    Less accumulated depreciation                   (8,059)          (3,872)
                                          -----------------  ---------------
    Net book value                        $         13,526   $      396,851

4. Long Term Debt

                                             June 30, 1999     June 30, 1998
    Non-interest bearing loan without
      Specific terms of repayment from
      Related parties (note 11(b))                 $68,800    $          --

    Loan bearing interest at the rate
      of 15% per annum secured by land
      (note 1)                             $           --     $      100,000

    Loan bearing interest at the rate
      of 10% per annum                          1,066,769          1,063,565
                                       -----------------     ---------------
 The Company currently is in default
    On all its long term debts                1,135,569           1,163,565
 Less current portion                        (1,066,769)         (1,163,565)
                                           $     68,800      $           --
                                       -----------------     ---------------

5.  Capital  Stock

     (a) The authorized capital stock of the Company consists of 50,000,000 common shares with a par value of $.001, and 1,500,000 Convertible Class B preferred shares with a par value of $5.00.

     (b) The issued and outstanding preferred shares of the Company are as follows:

                                            Preferred
                                            Shares      Amount
                                            ---------  ----------

   Balance,  beginning of the period         1,100,000 $5,500,000
     Conversion from preferred to common     110,000      550,000
   Balance, end of the year                  990,000   $4,950,000


     (c) The issued and outstanding common shares of the Company are as follows:


                                                                   Additional
                                         Common          Par        Paid in
                                         Shares         Value       Capital
                                       -----------  -------------  ----------

Balance, beginning of the year          5,744,000   $      5,744   $1,515,177

Issued during the year
(Pre-Reverse Split)


   Cash                                 1,336,623          1,337      477,281
   Acquisition of business                509,816            510      509,306
   Services                             2,523,450          2,523      249,822
                                       -----------  -------------  ----------

Balance, before 25:1 Reverse Split     10,113,889         10,114    2,751,586

 25:1 Reverse split on Dec. 22, 1998      404,567            404    2,761,296

 Issued during the year
 (Post-Reverse Split)
    Cancellation of shares                (32,144)           (32)      (3,182)
    Private Placement                     120,708            121      435,335
    Conversion of debt                     55,000             55      549,945
    Services                               35,806             36      324,517
                                       -----------  -------------  ----------

 Balance, end of the year                 583,937   $        584   $3,572,910


6.   Contingent Liability

     The Company has been named defendant in an arbitration in the amount of $500,000, arising from the Company's alleged failure to timely convert certain debentures and breach of certain provisions contained therein, along with penalties, interest, and liquidated damages. In the opinion of management, this claim is without substantial merit and no provision has been made for these claims in the accounts. However, should any loss result from the resolution of this claim, such loss would be charged to earnings in the period in which it occurs.

7.  Loss  per  share

     Basic loss per share for the year ended June 30, 1999 was $6.59 (for the year ended June 30, 1998 - $65.80). The basic loss per share figures is calculated using the weighted average number of shares outstanding during the year 267,218 (for the year ended June 30, 1998 - 139,042) taken into account the 25:1 reverse split on December 22, 1998.

8.  Dividend  Policy

     The Company does not anticipate paying dividends until the Company becomes profitable.

9.  Subsequent  events

     Gellis, Inc. (d.b.a. Pure Juice) Bankruptcy

     During the year, the Company's subsidiary, Gellis, Inc. (d.b.a. Pure Juice) filed for Chapter 7 bankruptcy protection in the United States Bankruptcy Court, Southern District of California. On January 10, 2000, United States Bankruptcy Court, Southern District of California, ordered that the Debtor's Motion to Dismiss Chapter 7 Bankruptcy be granted for Gellis, Inc.

10.  Not  Issued  and  Fully  Paid  -  Common  Stock

     The Company received $8,000 (June 30, 1998 - $258,618) with respect to a private placement of common stock which has been completed subsequent to the year ended.

11.  Related  Parties  Transactions

     (a) During the year, the Company paid professional fees in the amount of $31,453 to a director of the Company (for the year ended June 30, 1998
          - NIL), and consulting fees in the amount of $56,417 to a director of the Company (for the year ended June 30, 1998 - NIL).

     (b)  Long term debt in amount of $68,800  (for the year ended June 30, 1998
          - NIL) from a director and a former director of the Company. (Note 4)

     (c)  A receivable in the amount of $4,000 (for the year ended June 30, 1998
          - NIL) is due from a former director of the Company. Subsequent to the June 30, 1999, the amount has been repaid.

12.  Commitments

     The Company has entered into an operating lease for its premises. The lease expires on October 2002. The Company is committed to the following minimum lease payments.

              Year               Amount
              2000               $15,000
              2001               $15,000
              2002               $15,000
              2003               $15,000

13.  Comparative Figures

     Certain comparative figures from the prior period audited financial statements have been reclassified to conform to the financial statement presentation used in the current year.

          (b) Interim Financial Statements

                             PACIFICTRADINGPOST.COM,  INC.
                              Consolidated Balance Sheet
                              (Expressed in US dollars)
                                     (unaudited)


                                                       September 30,    December 31,
                                                           1999             1999
Assets

Current assets:
Cash                                                  $        4,646   $      16,474
Accounts receivable                                            1,275           1,275
Due from related party                                         4,000           4,000
Inventories                                                   16,525          42,271
Prepaid and deposits                                           3,014           1,464

Total current assets                                          29,460          65,484

Capital assets                                                12,479          11,432


  Total assets                                        $       41,939   $      76,916

Liabilities and Shareholders' Equity (Deficit)

Current liabilities
Accounts payable and accrued liabilities              $      814,368         886,103
----------------------------------------------------
Current portion of long term debt (note 4)                 1,083,073       1,091,073
----------------------------------------------------
 Total current liabilities                                 1,897,441       1,977,176

Long term debt                                                94,095         119,763
----------------------------------------------------

Shareholders' deficit
Not issued and fully paid - common stock                       8,000           8,000
Preferred stock                                            4,950,000       4,950,000
Common stock                                                     584             584
Additional paid-in capital                                 4,067,911       4,067,911
Deficit                                                  (10,976,092)    (11,046,518)

 Total shareholders' deficit                              (1,949,597)     (2,020,023)

Total liabilities and shareholders' equity (deficit)  $       41,939   $      76,916


                          PACIFICTRADINGPOST.COM, INC.
                Consolidated Statement of Operations and Deficit
                            (Expressed in US dollars)
                                   (unaudited)

                                                 September 30,    December 30,
                                                     1999             1999
SALES                                           $       59,565   $     132,968

COST OF SALES                                           30,941          75,849
----------------------------------------------

                                                        28,624          57,119

    OPERATING EXPENSES

Accounting and legal                                     7,222          12,861
Advertising and promotion                                3,252          10,854
Bad debts                                                  422             510
Bank charges and interest                               33,213          66,398
Depreciation                                             1,047           2,094
General and administrative expenses                     14,299          25,404
Rent                                                    11,875          26,997
Wages                                                   23,492          48,625
----------------------------------------------
                                                        94,822         193,743

NET LOSS                                               (66,198)       (136,624)


RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR  $  (10,909,894)    (10,909,894)

RETAINED EARNINGS (DEFICIT), END OF YEAR        $  (10,909,894)    (11,046,518)

                          PACIFICTRADINGPOST.COM, INC.
                      Consolidated Statement of Cash Flows
                            (Expressed in US dollars)
                                   (unaudited)

                                              September 30,    December 30,
                                                  1999             1999
OPERATING ACTIVITIES

Net loss for the year                        $      (66,198)  $    (136,624)

Adjustments for items not affecting cash:
  Depreciation                                        1,047           2,094
  Gain on settlement of debts
  Write off of goodwill
  Write off of patents
  Write off of note receivable
  Write off of land
  Write off of capital assets
                                                    (65,151)       (134,530)
Changes in non-cash working capital items            36,483          92,022
-------------------------------------------
Cash used in operating activities                   (28,668)        (42,508)

INVESTING ACTIVITIES

  Acquisition of subsidiaries
  Acquisition of business
  Acquisition of rights
  Acquisition of capital assets
  Acquisition of patents
Cash used in investing activities                         0               0
-------------------------------------------

FINANCING ACTIVITIES

  Issuance of capital stock
  Not issued and fully paid for
  Conversion of Preferred to Common
  Increase in long term debt                         25,295          50,963
  Cash from investing activities                     25,295          50,963

(DECREASE) INCREASE IN CASH DURING THE YEAR          (3,373)          8,455

CASH, BEGINNING OF THE YEAR                           8,019           8,019
-------------------------------------------

CASH, END OF THE YEAR                        $        4,646   $      16,474
-------------------------------------------

                                    PART III

Item  1.  Index  to  Exhibits:

      (2)i     Articles  of  Incorporation  with  Amendments
      (2)ii    Bylaws
      (6)      Material  Contracts  (Employment  Contract  President)
      (10)     Consents
      (16)     Change  of  Accountants
      (99)  i     504  Offering  January  02,1998
      (99)  ii     504  Offering  January  21,1999


Item  2.  Description  of  Exhibits:

As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filling a written consent and power of attorney.


SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March  3,  2000         By:  /s/  Frank  Drechsler
                               --------------------------
           President,  Chief  Executive  Officer
          Treasurer  and  Director


EXHIBIT  2  (i).

                            ARTICLES OF INCORPORATION
                                       OF
                              CARVE INDUSTRIES INC.

           FILED
    IN  THE  OFFICE  OF  THE
  SECRETARY  OF  STATE  OF  THE
      STATE  OF  NEVADA

       November  4,  1998

No.  C25808-98

DEAN  HELLER  SECRETARY  OF  STATE
     /S/  DEAN  HELLER

The undersigned natural person of the age of 21 or more acting as incorporator of a corporation under the Nevada Business Corporation Act, adopts the following Articles of Incorporation for such a corporation.

                                    ARTICLE I

The  name  of  the  corporation  hereby  formed  shall  be Carve Industries Inc.

                                   ARTICLE II

The  period  of  its  duration  shall  be  perpetual.

                                   ARTICLE III

The purposes for which the Corporation is organized are to engage in any business, investment, or other pursuit or activity, whether retail or wholesale, whether commercial or industrial, and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the state of Nevada and by any other state or foreign country. The Corporation may conduct its business anywhere within the states of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the Corporation is formed.

                                   ARTICLE IV

The aggregate number of shares which the Corporation shall have the authority to issue is 1,000,000 shares of common stock at a par value of $.005 per share, or a total capitalization of $50,000.00.

There shall be no cumulative voting, and all pre-emptive rights are denied. Each share shall entitle the holder thereof to one vote at all meetings of the stockholders.

Stockholders shall not be liable to the Corporation or its creditors for any debts or obligations of the Corporation.

                                    ARTICLE V

The Corporation shall not commence business until at least $50,000.00 has been received by it as consideration for the issuance of shares.

                                   ARTICLE VI

The principal place of business and the principal office of the Corporation shall be 7631 Bermuda Rd., Las Vegas, NV 89123. Branch offices or other places of business may be established elsewhere in the state of Nevada or without the state of Nevada and in the United States or without the United States as the Board of Directors may determine.

                                   ARTICLE VII

Provisions for the regulations of the internal affairs of the Corporation will be contained in Bylaws appropriately by the Board of Directors.

                                  ARTICLE VIII

The governing Board shall be known as Directors, the number of Directors may from time to time be increased or decreased in such manner as shall be provided by the Bylaws, provided that the number of Directors shall not be reduced to less than three, except in cases where all the shares of the Corporation are owned beneficially and of record by one or two stockholders, the number of Directors may be less than three but not less the number of stockholders.

                                   ARTICLE IX

The address of the initial registered office of the Corporation is 7631 Bermuda Rd., Las Vegas, NV 89123, and the name of its initial resident agent is Pacific Corporate Services Inc.

                                    ARTICLE X

The name and post office address of the incorporator and one Director signing the Articles of Incorporation is as follows: Janet F. Gallison, P.O. Box 2623, La Jolla, California 92038.

The undersigned, being the incorporator here in before named for the purpose of forming this Corporation, does make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true.

/s/  Janet  F.  Gallison
October  22,  1998

On Oct. 22, 1998 personally appeared before me, a notary public, who acknowledged that Janet F. Gallison executed the above instrument.

[NOTARY  PUBLIC  CALIFORNIA]
        [SEAL]


              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                          CARVE INDUSTRIES INCORPORATED


           FILED
    IN  THE  OFFICE  OF  THE
  SECRETARY  OF  STATE  OF  THE
      STATE  OF  NEVADA

       December  2,  1998

No.  C25808-98

DEAN  HELLER  SECRETARY  OF  STATE
     /S/  DEAN  HELLER

We the undersigned President and Secretary of CARVE INDUSTRIES INCORPORATED do hereby certify:

     That the Board of Directors in an action taken on November 25, 1998 adopted a resolution to amend the original Articles of Incorporation as follows:

     Article I is hereby amended to read as follows: "The name of the Corporation is CARV.COM INC."

     The number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 1,000,000, that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/  Frank  Drechsler
/s/  Eben  Woodall
November  25,  1998

On November 25th, 1998 before me, Hojin Kyung, Notary Public, personally appeared Frank Drechsler and Eben Woodall, personally known to me the people who are subscribed to the within instrument and acknowledged to me that they executed the same in his authorized capacity, and that by their signature on the instrument the entity upon behalf of which the people acted, executed the instrument.

[NOTARY  PUBLIC  CALIFORNIA]
        [SEAL]

                               ARTICLES OF MERGER
                          PURSUANT TO NEVADA STATE LAW
                                   CHAPTER 92A

     Pursuant to NRA 92A.200 Articles of merger or exchange: Filing and contents. Please be informed of the following:

     1.  The  name  and jurisdiction of organization of each constituent entity.
         a. Surviving entity is "Carv.com, Inc." It is incorporated in the State of Nevada.
         b. The acquired entity is "Pacific Trading Post, Inc." It is incorporated in the State of Nevada.

     2. The Board of Directors of each company has approved the exchange and it has been adopted by the shareholders of the acquired company.

     3.  Approval  of  the  shareholders  of  "CARV.com, Inc." was not required.

     4. Approval of the shareholders of "Pacific Trading Post, Inc." was required.

          a. By unanimous vote the shareholder(s) of "Pacific Trading Post, Inc." approved the exchange plan and to be acquired by "Carv.com, Inc."
          b.   The plan was submitted to the owner(s) and included:
               1. "Pacific Trading Post, Inc." is owned by one shareholder, JG Consulting, Inc. JG Consulting, Inc. voted in favor of the Exchange. Therefore, one hundred percent (100%) of the Shareholders of "Pacific Trading Post, Inc." voted for the plan.
               2. The number of votes and percentage of owner's interests cast for and against the plan by the owners of each class of interests entitled to vote approved the plan. The vote was unanimous in favor of the exchange.

     5. This paragraph is not applicable, due to the fact "CARV.com, Inc." and "Pacific Trading Post, Inc." engaged in an "exchange" not a "merger."

     6. The entire plan is not set forth in this filing, however, please be informed that an executed copy of the entire plan of exchange is on file at the registered office of both the surviving and acquired entity.

/s/  Frank  Drechsler,  President,  CARV.com,  Inc.
/s/  Eben  Woodall,  Secretary,  CARV.com,  Inc.

/s/  Janet  F.  Gallison,  President  and  Secretary, Pacific Trading Post, Inc.

On 15 Mar 1999, before me, Darla J. Dilbeck, personally appeared Frank Drechsler, proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

[NOTARY  PUBLIC  CALIFORNIA]
        [SEAL]

On March 10, 1999 before me, Hojin Kyung, Notary Public, personally appeared Janet F. Gallison, personally known to me to be the person who is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the entity upon behalf of which the person acted, executed the instrument.

[NOTARY  PUBLIC  CALIFORNIA]
        [SEAL]


              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                                  CARV.COM INC.

           FILED
    IN  THE  OFFICE  OF  THE
  SECRETARY  OF  STATE  OF  THE
      STATE  OF  NEVADA

       April  21,  1999

No.  C25808-98

DEAN  HELLER  SECRETARY  OF  STATE
     /S/  DEAN  HELLER


We  the  undersigned President and Secretary of CARV.COM INC. do hereby certify:

     That the Board of Directors in an action taken on March 19, 1999 adopted a resolution to amend the original Articles of Incorporation as follows:

     Article I is hereby amended to read as follows: "The name of the Corporation is PACIFICTRADINGPOST.COM, INC."

     The number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is ; that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/  Frank  Drechsler
/s/  Eben  Woodall

On April 15th, 1999 before me, Tina Marr, Notary, personally appeared Eben Woodall and Frank Drechsler, proved to me on the basis of satisfactory evidence to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacity, and that by their signature on the instrument the persons or the entity upon behalf of which the persons acted, executed the instrument.
WITNESS  my  hand  and  official  seal

[NOTARY  PUBLIC  CALIFORNIA]
        [SEAL]


              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                          PACIFICTRADINGPOST.COM, INC.


           FILED
    IN  THE  OFFICE  OF  THE
  SECRETARY  OF  STATE  OF  THE
      STATE  OF  NEVADA

       February  18,  2000

No.  C25808-98

DEAN  HELLER  SECRETARY  OF  STATE
     /S/  DEAN  HELLER

We the undersigned President and Secretary of CARVE INDUSTRIES INCORPORATED do hereby certify:

     That the Board of Directors in an action taken on February 1, 2000 adopted a resolution to amend the original Articles of Incorporation as follows:

     The authorized share capital of the company is to be changed from one million (1,000,000) shares of common stock to fifty million (50,000,000) shares of common stock.

The number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 1,000,000, that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

/s/  Frank  Drechsler
February  18,  2000

EXHIBIT  2  (i).

                            (A  Nevada  Corporation)

                                    BYLAWS

ARTICLE  1  -  OFFICES

The registered office of the Corporation in the State of Nevada shall be located in the city and state designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Nevada as the Board of Directors may, from time to time, determine.

ARTICLE  II  -  MEETING  OF  SHAREHOLDERS

Section  1  -  Annual  Meetings:  (Chapter  78.310)

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors.

Section  2  -  Special  Meetings:  (Chapter  78.310)

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors and shall be held within or without the State of Nevada.

Section  3  -  Place  of  Meetings:  (Chapter  78.310)

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Nevada as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Nevada.

Section  4  -  Notice  of  Meetings:  (Section  78.370)

(a) Written or printed notice of each meeting of shareholders, whether annual or special, signed by the President, Vice President or Secretary, stating the time when and place where it is to be held, as well as the purpose or purposes for which the meeting is called, shall be served either personally or by mail, by or at the direction of the President, the Secretary, or the Officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. If mailed, such notice shall be deemed to be given when deposited in the United States mail, addressed to the shareholder as it appears on the share transfer records of the Corporation or to the current address, which a shareholder has delivered to the Corporation in a written notice.

(b) Further notice to a shareholder is not required when notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to him or her during the period between those two consecutive annual meetings; or all, and at least two payments sent by first-class mail of dividends or interest on securities during a 12-month period have been mailed addressed to him or her at his or her address as shown on the records of the Corporation and have been returned undelivered.

Section  5  -  Quorum:  (Section  78.320)

(a) Except as otherwise provided herein, or by law, or in the Articles of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Articles of Incorporation"), a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section  6  -  Voting  and  Acting:  (Section  78.320  &  78.350)

(a) Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, any corporate action, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present, shall be the act of the shareholders of the Corporation.

(b) Except as otherwise provided by statue, the Certificate of Incorporation, or these Bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his name on the books of the Corporation.

(c) Where appropriate communication facilities are reasonably available, any or all shareholders shall have the right to participate in any shareholders' meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section  7  -  Proxies:  (Section  78.355)

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself, his authorized officer, director, employee or agent or by causing the signature of the stockholder to be affixed to the writing by any reasonable means, including, but not limited to, a facsimile signature, or by his attorney-in-fact there unto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, photo static, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. If it is determined that the telegram, cablegram or other electronic transmission is valid, the persons appointed by the Corporation to count the votes of shareholders and determine the validity of proxies and ballots or other persons making those determinations must specify the information upon which they relied. No proxy shall be valid after the expiration of six months from the date of its execution, unless otherwise provided in the proxy. Such instruments shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation. If any shareholder designates two or more persons to act as proxies, a majority of those persons present at the meeting, or, if one is present, then that one has and may exercise all of the powers conferred by the shareholder upon all of the persons so designated unless the shareholder provides otherwise.

Section  8  -  Action  Without  A  Meeting:  (Section  78.320)

Unless otherwise provided for in the Articles of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if written consents are signed by a majority of the shareholders of the Corporation, except however if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

ARTICLE  III  -  BOARD  OF  DIRECTORS

Section  1  -  Number, Term, Election & Qualifications: (Section 78.115, 78.330)

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of one, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws so require.

(b) Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Articles of Incorporation of the Corporation or these Bylaws, by a plurality of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, unless their terms are staggered in the Articles of Incorporation (so long as at least one - fourth in number of the Directors of the Corporation are elected at each annual shareholders' meetings) or these Bylaws, or until his prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

(d) All Directors of the Corporation shall have equal voting power unless the Articles of Incorporation of the Corporation provide that the voting power of individual Directors or classes of Directors are greater than or less than that of any other individual Directors or classes of Directors, and the different voting powers may be stated in the Articles of Incorporation or any be dependent upon any fact or event that may be ascertained outside the Articles of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the Articles of Incorporation. If the Articles of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these Bylaws to a majority or other proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Articles of Incorporation.

Section  2  -  Duties  and  Powers:  (Section  78.120)

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Nevada state law, are in the Articles of Incorporation or by these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section  3  -  Regular  Meetings;  Notice:  (Section  78.310)

(a) A regular meeting of the Board of Directors shall be held either within or without the State of Nevada at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless notice shall be waived in the manner set forth in these Bylaws.

Section  4  -  Special  Meetings;  Notice:  (Section  78.310)

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required statute, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meetings is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States, so addressed, with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the telegraph company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section  5  -  Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other Directors chosen by the Board of Directors shall preside.

Section  6  -  Quorum  and  Adjournments:  (Section  78.315)

(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b) A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section  7  -  Manner  of  Acting:  (Section  78.315)

(a) At all meetings of the Board of Directors, each Director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Articles of Incorporation, or these Bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes.

(d) Where appropriate communications facilities are reasonably available, any of all Directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section  8  -  Vacancies:  (Section  78.355)

(a) Unless otherwise provided for by the Articles of Incorporation of the Corporation, any vacancy in the Board of Directors occurring by reason of an increase in the number of Directors, or by reason of the death, resignation, disqualification, removal or inability to act of any Director, or other cause, shall be filled by an affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board or by sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) Unless otherwise provided for by law, the Articles of Incorporation or these Bylaws, when one or more Directors shall resign from the Board and such resignation is effective at a future date, a majority of the Directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section  9  -  Resignation:  (Section  78.355)

A Director may resign at any time by giving written notice of such resignation to the Corporation.

Section  10  -  Removal:  (Section  78.355)

Unless otherwise provided for by the Articles of Incorporation, one or more or all the Directors of the Corporation may be removed with or without cause at any time by a vote of two-thirds of the shareholders entitled to vote thereon, at a special meeting of the shareholders called for that purpose, unless the Articles of Incorporation provide that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in its Articles of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.

Section  11  -  Compensation:  (Section  78.140)

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section  12  -  Committee:  (Section  78.125)

Unless otherwise provided for by the Articles of Incorporation of the Corporation, the Board of Directors, may from time to time designate from its members one or more committees, and alternative members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Unless the Articles of Incorporation or Bylaws state otherwise, the Board of Directors may appoint natural persons who are not Directors to serve on such committees authorize herein. Each such committee shall serve at the pleasure of the Board and, unless otherwise, stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations state herein regarding the Board of Directors.

ARTICLE  IV  -  OFFICERS

Section  1  -  Number,  Qualifications,  Election  and  Term of Office: (Section
78.130)

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a President, Secretary and Treasurer, and also may have one or more Vice Presidents, assistant secretaries and assistant treasurers and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meetings of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section  2  -  Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section  3  -  Removal:

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section  4  -  Vacancies:

A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section  5  -  Bonds:

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section  6  -  Compensation:

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE  V  -  SHARES  OF  STOCK

Section  1  -  Certificate  of  Stock:  (Section  78.235)

(a) The shares of the Corporation shall be represented by certificates or shall be uncertified shares.

(b) Certified shares of the Corporation shall be signed, (either manually or facsimile), by officers or agents designated by the Corporation for such purposes, and shall certify the number of shares owned by him in the Corporation. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and a registrar, then a facsimile of the signatures of the officers or agents, the transfer agent or transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the Corporation uses facsimile signatures of its officers and agents on its stock certificates, it cannot act as registrar of its stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns or otherwise authenticates any stock certificates in both capacities. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificates is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the shareholder a written statement certifying the number of shares owned by such shareholder in the Corporation.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertified shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section  2  -  Lost  or  Destroyed  Certificates:  (Section  104.8405)

The Board of Directors may direct a new certificate to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

     (a) so requests before the Corporation has notice that the shares have been acquired by a bona fide purchaser,

     (b)  files  with  the  Corporation  a  sufficient  indemnity  bond;  and

     (c) satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

Section  3  -  Transfers  of  Shares:  (Section  104.8401,  104.8406 & 104.8416)

(a) Transfers or registration of transfer of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any shares or shares as the absolute owner thereof for all purposes, and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section  4  -  Record  Date:  (Section  78.215  &  78.350)

(a) The Board of Directors may fix, in advance, which shall not be more than sixty days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for shareholders entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any right sin respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action.

(c) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjournment meeting.

Section  5  -  Fractions  of  Shares/Scrip:  (Section  78.205)

The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the manual or facsimile signature of an officer or agent of the Corporation or its agents for that purpose, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of shareholder, except as therein provided. The scrip may contain any provisions or conditions that the Corporation deems advisable. If a scrip ceases to be exchangeable for full share certificates, the shares that would otherwise have been issuable as provided on the scrip are deemed to be treasury shares unless the scrip contains other provisions for their disposition.

ARTICLE  VI  -  DIVIDENDS  (Section  78.215  &  78.288)

(a) Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series.

(b) Shares of one class or series may not be issued as a share dividend to shareholders of another class or series unless:
     (i)  so  authorized  by  the  Articles  of  Incorporation;
     (ii) a majority of the shareholders of the class or series to be issued approve the issue; or
     (iii) there are no outstanding shares of the class or series of shares that are authorized to be issued.

ARTICLE  VII  -  FISCAL  YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE  VIII  -  CORPORATE  SEAL  (Section  78.065)

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

ARTICLE  IX  -  AMENDMENTS

Section  1  -  By  Shareholders:

All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section  2  -  By  Directors:  (Section  78.120)

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation.

ARTICLE  X  -  WAIVER  OF  NOTICE:  (Section  78.375)

Whenever any notice is required to be given by law, the Articles of Incorporation or these Bylaws, a written waiver signed by the person or persons entitled to such notice, whether before or after the meeting by any person, shall constitute a waiver of notice of such meeting.

ARTICLE  XI  -  INTERESTED  Directors:  (Section  78.140)

No contract or transaction shall be voided or avoidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, of have a financial interest, when such director or Officer is present at or participates in the meeting of the Board, or the committee of the shareholders which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

     (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even the disinterested Directors be less than a quorum; or

     (b) the material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

     (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the shareholders; or

     (d) the fact of the common directorship, office or financial interest is not disclosed or known to the Director or Officer at the time the transaction is brought before the Board of Directors of the Corporation for such action.

Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors' or committee meeting authorizing the contract or transaction.

ARTICLE  XII  -  ANNUAL  LIST  OF  OFFICERS,  DIRECTORS  AND  REGISTERED  AGENT:
(Section  78.150  &  78.165)

The Corporation shall, within sixty days after the filing of its Articles of Incorporation with the Secretary of State, and annually thereafter on or before the last day of the month in which the anniversary date of incorporation occurs each year, file with the Secretary of State a list of its President, Secretary and Treasurer and all of its Directors, along with the post office box or street address, either residence or business, and a designation or its resident agent in the state of Nevada. Such list shall be certified by an officer of the Corporation.

*Unless otherwise stated herein all references to "Sections" in these Bylaws refer to those sections contained in Title 78 of the Nevada Private Corporations Law.

Signed  for  Identification,

A  Nevada  Corporation

BY:  /s/
    ___________________________________________
    Its:  Chairperson  of  the  Board  of  Directors


Exhibit  6.  Material  Contracts

                              EMPLOYMENT AGREEMENT

     This agreement is made and entered into this 29 day of October, 1998, by and between CARV Industries, Inc. (hereinafter 'CARV and/or Employer") a corporation organized and existing under the laws of the State of Colorado, with its principal place of business located at 2077 Las Palmas Drive, Carlsbad, California and Frank Drechsler (hereinafter "Employee") an individual residing in the State of California, residing at 17620 Oak St., Fountain Valley, CA 92708, both of whom enter into this agreement under the terms and conditions contained herein.

SECTION  ONE-EMPLOYMENT

     A. Employer hereby employs, engages, and hires Employee and Employee hereby accepts and agrees to such hiring, engagement, and employment, subject to the general supervision and pursuant to the orders, advice, and direction of Employer.

     B. Employee shall perform such duties as are customarily performed by one holding a position in other, same, or similar businesses or enterprises as that engaged in by Employer, and shall also additionally render such other and unrelated services and duties as may be assigned to Employee from time to time by Employer.

                      SECTION TWO-BEST EFFORTS OF EMPLOYEE

     Employee will at all times faithfully, industriously, and to the best of Employee's ability, experience, and talents, perform all of the duties that may be required of and from Employee pursuant to the express and implicit terms of this agreement, to the reasonable satisfaction of Employer.

                        SECTION THREE-TERM OF EMPLOYMENT

This employment agreement is for a term of one (1) year under the law of the State of California; Employer may terminate this Agreement for cause. Employee may terminate this agreement at any time, for any reason with or without cause. Termination of this agreement shall be complete upon the terminating party tendering to the other party written notice of his intent to terminate this agreement.

                      SECTION FOUR-COMPENSATION OF EMPLOYEE

     A. Employer shall pay Employee, and Employee shall accept from Employer, in full payment for Employee's services under this agreement, compensation at the rate of Five Thousand Dollars ($5000.00) per month, payable twice a month on the 1st and 15th days of each month while this agreement shall be in force.

     B. Employer shall reimburse Employee for all necessary expenses incurred by Employee while traveling pursuant to Employer's directions.

C. Employee may, in the sole and absolute discretion of the Employer, from time to time receive increases or bonuses in his pay.

     D. In addition to the compensation Employee receives hereunder, Employee is eligible for participation in the fringe benefit programs established by Employer on fulfillment of the eligibility requirements for each program. Employer may, without notice, modify or discontinue any fringe benefit program, which it maintains.

     E.     Employee  is  entitled to a paid vacation of two (2) weeks per year.

     F. Within ten (90) days of signing this Agreement Employee shall receive twenty five thousand ($25,000) Dollars signing bonus.

                         SECTION FIVE -OTHER EMPLOYMENT

     Employee shall devote all of Employee's time, attention, knowledge, and skills solely to the business and interest of Employer, and Employer shall be entitled to all of the benefits, profits, or other issues arising from or incident to all work, services, and advice of Employee, and Employee shall not, during the term of this agreement, be interested directly or indirectly, in any manner, as partner, officer, director, shareholder, advisor, Employee, or in any other capacity in any other business similar to Employer's business or any allied trade; provided, however, that nothing contained in this section shall be deemed to prevent or to limit the right of Employee to invest any of Employee's money in the capital stock or other securities of any corporation whose stock or securities are publicly owned or are regularly traded on any public exchange, nor shall anything contained in this section be deemed to prevent Employee from investing or limit Employee 5 right to invest Employee's money in real estate.

              SECTION SIX-RECOMMENDATIONS FOR IMPROVING OPERATIONS

     Employee shall make available to Employer all information of which Employee shall have any knowledge and shall make all suggestions and recommendations that will be of mutual benefit to Employer and Employee.

                   SECTION SEVEN-TRADE SECRETS/PROPERTY RIGHTS

     A. Employee shall not at any time or in any manner, either directly or indirectly, divulge, disclose or communicate to any person, firm, corporation, or other entity in any manner whatsoever any information concerning any matters affecting or relating to the business of Employer, including without limitation, any of its customers, the prices it obtains or has obtained from the sale of, or at which it sells or has sold, its products, or any other information concerning the business of Employer, its manner of operation, its plans, processes, or other data ("Confidential Information") without regard to whether all of the above-stated matters will be deemed confidential, material, or important by others, Employer and Employee specifically and expressly stipulating that as between them, such matters are important, material, and confidential and gravely affect the effective and successful conduct of the business of Employer, and Employer's good will, and that any breach of the terms of this section shall be a material breach of this agreement.

     B. During the course of his employment with Employer, Employee may be producing software code and other items related to computers and/or their peripherals. All inventions, designs, developments, formulas, patterns, devices, compilations of information, records and specifications, computer programs, hardware, software code and/or marketing programs (and any portions thereof) produced and/or conceived by the Employee while employed with Employer and/or that were conceived from the use of equipment, facilities, or other resources of the Employer or which the Employer possessed at the time of the execution of this agreement (all of the foregoing shall be collectively referred to as "Intellectual Property"), shall remain the sole and exclusive property of the Employer. Intellectual Property shall also include any inventions, designs, developments, formulas, patterns, devices, compilations of information, records and specifications, computer programs, hardware, software code and/or marketing programs produced by Employee after the termination of the Employee-Employer relationship to the extent such items relate in any fashion to an idea, concept or program, which was originally conceived or produced while Employee was employed with Employer. The Employee shall promptly disclose and fully inform to the Employer the details of all such Intellectual Property as soon as the same becomes known to Employee. For purposes of this agreement the terms "conceived" and "produced" shall be given the broadest possible interpretation and shall include any thought process during which an idea is created regardless of whether the idea as originally conceived or produced requires alteration to become practical or useful.

     C. Employee agrees that he has no past, present or future claim or right to ownership of any of the Intellectual Property, any current or future proceeds from the sale of any Intellectual Property or profits derived from the Intellectual Property by the Employer or Employee, and/or any Intellectual Property currently belonging to the Employer or Intellectual Property which is conceived of or produced by the Employee and which becomes property of the Employer pursuant to the terms hereof. To the extent that the Employee may in the future attempt to claim any ownership interest in or legal right to the Intellectual Property or any portion thereof, any current or future proceeds from the sale of the Intellectual Property or the use thereof, and/or any Intellectual Property currently belonging to the Employer or Intellectual Property which becomes property of the Employer hereunder, Employee hereby expressly waives such claims regardless of whether such claims are now known or of an unknown origin and nature.

     SECTION  EIGHT-TRADE  SECRETS  AFTER  TERMINATION  OF  EMPLOYMENT

     All of the terms of Section Seven of this agreement shall remain in full force and effect for the period of thirty (30) years after the termination of Employee's employment for any reason, and during such time period.

          SECTION NINE-COVENANTS OF EMPLOYEE/NON COMPETITION AGREEMENT)

     A. Employee shall not, directly or indirectly at any time during her employment with Employer and for a period of two (2) years after termination of the Employee-Employer relationship:

     1. Solicit or attempt to solicit any employee, agent or contractor of Employer to leave the employment of Employer; or

     2. Assist or attempt to assist any person, firm or corporation in any way to solicit any employee, agent or contractor of Employer to leave the employment of Employer.

     B. At such time as the employment relationship between Employee and Employer has terminated, Employee shall:

1. Promptly return to Employer, or at Employer's option, destroy all Confidential Information and any documents related to the Intellectual Property, including all copies of documents, notes or materials made by Employee or at her direction; and

     2.     Certify  in  writing  to  Employer  that  she  has  so complied; and

     3. Not use Confidential Information or Intellectual Property or transact business in a manner in any way based upon or utilizing Confidential Information or Intellectual Property.

     C. Commencing on the effective date of this Agreement and continuing for a period of two (2) years after termination of Employee's employment with Employer, Employee, either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company or Employer, as principal, agent, shareholder, or in any other manner whatsoever shall not solicit, divert or take away, or attempt to solicit, divert or take away, any customers of Employer, or call upon communicate, advise or consult with, write or respond to, or inform any customer, client or account of Employer, for the purpose of soliciting, selling or recommending conflicting products and service (whether or not such customer, client or account was a customer, client or account previously contacted by Employee while employed by Employer), in any area in which Employer (or its agents or representatives) sells its products and services not to exceed two hundred miles (200) from the outer limits of Orange and San Diego Counties in any direction. This covenant not to compete shall be effective regardless of the reason why Employee was terminated even if such termination was arbitrary, capricious or wrongful.

     D. In the event that any or all of the restrictive covenants shall be determined by a court of competent jurisdiction to be unenforceable by reason of their geographic or temporal restrictions being too great, or by reason that the range of activities covered are too great, or for any other reason, they should be interpreted to extend over the maximum geographic area, period of time, range of activities or other restrictions as to which they may be enforceable.

     E. The provisions of this section Nine shall survive the termination of this Agreement by thirty (30) years.

                            SECTION TEN-MISCELLANEOUS

     A. This agreement contains the complete agreement concerning the employment arrangement between the parties and shall, as of the effective date hereof, supersede all other agreements between the parties. Neither party has made any representation with respect to the subject matter of this agreement not specifically included in this agreement nor has either party relied on any such representation in entering into this agreement.

     B. This agreement may only be modified by writing signed by both parties.

C. The invalidity of any portion of this agreement will not and shall not be deemed to affect the validity of any other provision. In the event that any provision of this agreement is held to be invalid, the parties agree that the remaining provisions shall be deemed to be in full force and effect as if they had been executed by both parties subsequent to the expungement of the invalid provision.

     D. This agreement shall be interpreted in accordance with California law.

     E. The failure of either party to this agreement to insist upon the performance of any of the terms and conditions of this agreement, or the waiver of any breach of any of the terms and conditions of this agreement, shall not be construed as thereafter waiving any such terms and conditions, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred.

     F. The titles to the paragraphs of this agreement are solely for the convenience of the parties and shall not be used to explain, modify, simplify, or aid in the interpretation of the provisions of this agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as set forth below in multiple originals, one of which is retained by each party hereto.




     /s/Randall  Lanham          Date:  10-29-98
     Carv  Ind.,  Inc.

     /s/Frank  Drechsler     Date:  10-29-98


Exhibit  10.  Consents

               CONSENT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 10-SB of our report dated January 18, 2000 relating to the financial statements of PacificTradingPost.com, Inc. as of June 30, 1999.

                                       /s/  Nguyen  &  Co.
                                            --------------
                                           Chartered  Accountants

March  7,  2000



Exhibit  16.  Change  of  Accountants


                       BOARD OF DIRECTOR'S MEETING MINUTES
                       -----------------------------------


                                November 8, 1998


     The following resolution was adopted by the written consent of the Board of Directors of CARV Industries; Inc. Present at the meeting was Frank Drechsler, Eben Woodall and Randall Lanham. Said resolution is in full force and effect and has not been rescinded.

Change  of  Auditor

Frank Drechsler notified the board, that the last Auditor Merle Finical no longer handled S.E.C. Corporate audits. The board ratified the retention of Ma
Nguyen Charter Accounts to handle current and future audits required by the S.E.C.

/s/  Randall  J.  Lanham
------------------------
Randall  J.  Lanham
Chairman
Dated:     November  8,  1998


Exhibit  99  (i)

                                                   NAME  OF  offeree  MEMORANDUM
                                                   NO.

PROSPECTUS                                                            PROSPECTUS

                           NATURAL BORN CARVERS, INC.
                         COMMON STOCK: 1,000,000 SHARES

                        OFFERING PRICE: $01.00 PER SHARE
                    Minimum Purchase: 5,000 Shares for $5,000

     THESE SECURITIES ARE BEING OFFERED EXCLUSIVELY TO PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OF AMERICA IN RELIANCE ON EXEMPTIVE PROVISIONS OF THE LAWS OF THE VARIOUS SECURITIES LAWS OF COUNTRIES WHICH THE SECURITIES ARE BEING OFFERED. THESE SECURITIES ARE EXEMPT FROM REGISTRATION
UNDER THE SECURITIES LAWS OF THE UNITED STATES PURSUANT TO REGULATION D3 RULE 504 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND ARE FREELY TRADEABLE IN THOSE STATES ACCEPTING SUCH EXEMPTION. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           PRICE TO              PROCEEDS TO
SUBSCRIBERS                COMPANY
  PER MINIMUM              $    5,000            $      4,500
  Total                    $1,000,000            $    900,000

Participating broker-dealers will be provided a commission of 10% This offering is also being sold by the Company through its employees who are not paid any commissions on the proceeds. The Proceeds to the Company are before deducting estimated expenses of approximately $15,OOO for legal, accounting, promotion, printing and other expenses incurred in this Offering, including finders' fees, if anywhere appropriate.

                                     ISSUER

                           NATURAL BORN CARVERS, INC.
                          7084 Mirarnar Road, 4th Floor
                               San Diego,CA 92021
                                  (6l9 566-6971

                                 JANUARY 02,1998
                           NATURAL BORN CARVERS, INC.
                          1,000,000 SHARES COMMON STOCK

This Offering is being made, and shares of common stock for $1.00 per share will be sold, pursuant to an exemption from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. This Memorandum is being provided for the purpose of acquainting potential investors with the structure and general business of the Company and highlighting the risks involved in investing in the Company. Any further information about the Company required by a recipient of this Memorandum shall be made available to such individual upon receipt by the Company at its office located at 1610 Second Street, Encinitas, California 92024, (619) 634-4808, of written request for such information. Additionally, any potential investor may visit the Company in person.

This Memorandum does not constitute an offer or solicitation in a state or any other jurisdiction in which such an offer or solicitation is not authorized. In addition, this Memorandum constitutes an offer only if a name has been inserted in the 'name of offeree" space on the cover page. In such event, this Memorandum is an offer only to the person named.

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE BY REASON OF SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS RELATING TO LIMITED OFFERINGS AND/OR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING.

THE SHARES OFFERED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS AND INVOLVE A HIGH DEGREE OF RISK. THE SHARES SHOULD NOT BE PURCHASED BY ANY INVESTOR THAT CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. SEE "INVESTMENT
CONSIDERATIONS" FOR CERTAIN FACTORS WHICH MUST BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS BEFORE PURCHASING SHARES.

This Confidential Memorandum (the "Memorandum") is being provided to a limited number of prospective investors solely for the purpose of assisting such parties in determining whether they wish further to consider a possible investment in the Common Shares of Natural Borne Carvers, Inc. ("NBC" or the "Company")3 a California corporation.

This Memorandum has been prepared by the Company and from trade and industry sources deemed reliable by the Company. The Company makes no representation or warranty as to the accuracy or completeness of this information. Moreover, this Memorandum is intended only to provide certain general information regarding the Company, its business, and the possible terms of an investment in the Shares, and does not purport to provide complete disclosure or analysis of all matters which may be relevant to an investment decision in the Shares, including risk factors or similar investment considerations. The Company shall not have any liability for any representations (express or implied) contained in, or for any omissions from, this Memorandum or any other written or oral communications transmitted to the recipient in the course of its evaluation of this investment. Only those particular representations and warranties made to the investor in a definitive purchase agreement, as and when executed, and subject to such limitations as may be described therein, shall have any legal effect. It is understood that each prospective investor will make his or her own independent investigation into this investment and will be relying upon the same in making any such investment. In that regard, representatives of the Company will be available to discuss with prospective investors, upon request, the information contained in this Memorandum and prospective investors will be given the opportunity to visit the facilities of the Company and to discuss its affairs with appropriate personnel of the Company.

By accepting this Memorandum, the recipient agrees: (1) to keep confidential the information contained herein or made available in connection with any further investigations of the Company; (2) without limiting the generality of the foregoing, the recipient will not reproduce or redistribute this Memorandum, in whole or in part; (3) without limiting the generality of the foregoing, if the recipient does not wish to pursue this investment, it will return this Memorandum to the Company as soon as practicable, together with any other material relating to the Company or its related entities which the recipient may have received from the Company; (4) it will not contact, directly or indirectly, any customer, supplier, or other third party relating to the Company or their respective businesses, without the prior written consent of the Company; and (5) any proposed actions by the recipient which are inconsistent in any manner with the foregoing agreement will require the prior written consent of the Company.

This Memorandum shall not be deemed an indication of the state of affairs of the Company or the business and technology described herein, nor an indication that there has been no change in such matters since the date hereof. The information contained in this Memorandum is for background purposes only and is subject to change, amendment, or supplement in the course of a prospective investor's investigation into a possible investment in the Company.

All communication and inquiries relative to this Memorandum or to a possible transaction should be directed solely to the Company.

                        For Information, Please Contact.

                           NATURAL BORN CARVERS, INC.
                          7084 Miramar Road, 4th Floor
                           San Diego, California 92021
                                  (619)566-6971

                                 TABLE OF CONTENTS
Offering Summary                              4
Risk Factors                                  5
The Company                                   7
Use of Proceeds                               7
Dilution                                      8
The Business                                  8
Management                                   10
Principal Shareholders                       11
Legal Matters                                11
Description of Securities                    11
Terms of the Offering                        12
Plan of Distribution                         12
Financial Statements                         13

                               OFFERING SUMMARY

The following is a summary of the pertinent facts of this Offering. The lull Offering Memorandum should be read in its entirety, as this summary does not constitute a complete recitation of facts necessary to make an investment decision. This Offering involves a high degree of risk and dilution.

THE  COMPANY

Natural Born Carvers, Inc.(NBC) is a California corporation formed on January 2, 1996. The principal business of the Company is the design, manufacture and sale of sports clothing (principally for surfing and in-line skating) and outdoor sports equipment, principally tents featuring a unique foldout design. The Company is in its development stage and hopes to establish retail distribution for its products. Initial marketing efforts have produced some encouraging results, including clothing sales in Asia and sales of the Company's outdoor equipment through alternative distribution channels such as direct marketers, promotional companies, etc.

BUSINESS  OPERATIONS

Although the Company has growing markets in Japan, it is still seeking to penetrate markets in the United States and thus the Company is still in the development stages. The Company also has an agreement to sell its flow-out play tents to the Girl Scouts of America and is working on agreements with several additional customers in direct marketing, wholesale distribution, and premium sales. NBC intends to use the proceeds of this offering to further its business plan. Its principle short-term objectives include: penetrating retail and specialty markets in the United States as well as continuing to grow international opportunities. Substantial additional capital will be necessary to complete the Company's business plan.

SECURITIES  OFFERED

This Offering consists of 1,000,000 shares of common stock. The Offering price is $1.00 per share for a total of $1,000,000. A minimum purchase of $5,000 is required.

PLAN  OF  DISTRIBUTION

Participating Broker-Dealers will receive a sales commission of 10%. This Offering will also be made by officers of the Issuer, who will receive no commission. The Company may also pay finders' fees to third parties where appropriate.

USE  OF  PROCEEDS
Proceeds of this Offering will be used for the advertising production and other working capital needed for NBC to establish itself in specialty clothing and outdoor sports markets.

ILLIQUIDITY
The shares purchased under this Offering have not been registered with the Securities and Exchange Commission; rather, these shares will be issued pursuant to an exemption from registration. Thus, anyone wishing to sell shares purchased under this Offering must either register the shares or sell them under an exemption from registration. At present, the Company's shares are traded over-the-counter on the NASD Electronic Bulletin Board. There can be no assurance, however, that a substantial market will develop for the Company's common stock, nor that the shares offered hereby will trade at a value equal or greater than the purchase price of this Offering. Purchasers should therefore be prepared to hold their shares for a lengthy period of time.

RISK  FACTORS  AND  DILUTION
This Offering involves a high degree of risk (See risk Factors') and dilution (See "Dilution').

COMPETITION
The Company's businesses are highly competitive. Many of its competitors are well established and have greater financial and personnel resources than the Company. (See "Business".)

                                  RISK FACTORS

This Offering entails an extremely high degree of risk and entails a potential for loss of all of one's investment. Therefore, prospective investors should carefully consider the following. The ownership of shares involves certain risk factors, including without limitation, lack of liquidity, and economic and market risks.

AN INVESTMENT IN THESE SHARES IS A HIGH-RISK INVESTMENT. THE PURCHASE OF THESE SECURITIES IS SUITABLE ONLY FOR INVESTORS OF SUFFICIENT FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY TO THE EXTENT OF THEIR INVESTMENT IN THE COMPANY AND WHO ARE ABLE TO SUSTAIN A COMPLETE LOSS OF THEIR INVESTMENT. NATURAL BORN CARVERS HAS A LIMITED OPERATING HISTORY AND THERE IS NO ASSURANCE THAT IT CAN MEET ALL OF THE GOALS AND OBJECTIVES OF MANAGEMENT. IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE HEREIN, PROSPECTIVE INVESTORS ARE ADVISED TO CAREFULLY CONSIDER THE FOLLOWING MATTERS AND SHOULD CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISORS WITH RESPECT THERETO. THE RISK FACTORS SET FORTH HEREIN AND THROUGHOUT THIS MEMORANDUM ARE NOT INTENDED TO BE, AND ARE NOT, AN EXHAUSTIVE LIST OF ALL THE POSSIBLE GENERAL OR SPECIFIC RISKS.

LACK OF OPERATIONS AND PROFITABILITY. The Company commenced operations in January of 1996 and has a limited history of operations in the industries in which it participates. There have been no profits on operations to date.

NEED FOR ADDITIONAL FINANCING. The Company will require additional financing in order to establish profitable, ongoing operations. The net proceeds from this offering are expected to be expended by the Company in the next 12-16 months. The Company plans to seek additional funds through equity financing, which will result in further dilution to the then existing shareholders, or through bank or other borrowing. There is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company. Consequently, should the Company be unable to secure needed additional financing, it is possible that some or all of the proceeds of this Offering could be expended without significant benefit to the Company.

DEPENDENCE ON MANAGEMENT. NBC is largely dependent upon the efforts and abilities of management. However, Management has not yet been successful in operating NBC at a profit, and has no experience in operating clothing and outdoor products companies on a long-term basis. There is no assurance that management will be able to manage the Company's transition from start-up to a profitable company.

COMPETITION. The business in which the Company is engaged is highly competitive.

Many of the competitors are more financially secure, better able to incur research, production, and marketing expenses, and able to produce products that could be superior as to price and performance. There can be no assurance that the Company's prospects will not be adversely affected by existing and future competition.

RESTRICTION ON TRANSFER. Investors should be fully aware of the long-term nature of their investment in the Company. Each investor will be required to represent that they are purchasing the shares for their own account for investment purposes and not with a view to resale or distribution. The shares will not be registered under the Securities Act of 1933 nor, with certain exceptions, under state securities laws by reason of specific exemptions under the provisions of such acts, which depend, in part, upon the investment intent of such investor. The shares are not readily transferable and no transfer of shares may be made unless the transferor delivers to the Company an opinion of Counsel satisfactory to the Company that the transfer does not violate federal and/or state securities laws, including, but not limited to, SEC rules.

NO ESCROW ACCOUNT. There is no escrow account or minimum amount of securities that must be sold for the Company to accept investors' subscriptions for the shares offered hereby. Therefore, the Company may use the proceeds of this Offering as they are received. There can be no assurance that any specific amount of capital will be raised by this Offering. If a substantial amount of this offering is not sold, the Company's ability to conduct its business in accordance with plans described in this Memorandum may be impaired. Therefore, initial investors will bear a greater risk than later investors will. Failure to sell the maximum amount of securities may materially impair the Company's ability to carry out its business plan.

DETERMINATION OF OFFERING PRICE. The price at which the shares are being offered was not determined by arms-length negotiation and does not necessarily reflect the prior operations, net worth, or value of the Company or any other customary investment criteria, including the current public trading price of its common stock.

ILLIQUIDITY. The shares purchased under this Offering have not been registered pursuant to the Securities Act of 1933; rather these shares will be issued under an exemption from registration. No regulatory authority has reviewed or passed upon the contents of this disclosure document or passed upon the sufficiency, fairness or adequacy of any terms or conditions contained herein. Thus a prospective investor must make his own independent evaluation of the adequacy of the disclosures and fairness of the terms and conditions of the offering.

LACK OF MARKET FOR SHARES. There is presently a limited public market for the Company's common shares. The Shares are traded over-the-counter on the NASD Electronic Bulletin Board. There can be no assurance that significant market will ever develop or, if developed, that it will be maintained. Furthermore, there can be no assurance that the securities offered can be resold at the offering price.

No DIVIDENDS. The Company has never paid cash dividends on its common stock and does not intend to pay cash dividends in the foreseeable future. It currently intends to retain substantially all future earnings, if any, for use in its business.

DILUTION. Investors purchasing under this Offering would be subject to significant dilution in the resulting book value of their shares from the Offering price of $1.00 per share when the Company offers additional shares for the purposes of obtaining additional capital or assets.

SPECULATIVE INVESTMENT. This is a speculative investment. Many of the factors which may affect the Company and its affairs are subject to change or are not within the control of the Company. The extent to which such factors could restrict the activities or adversely affect the Company is not currently ascertainable. These factors include, without limitation. Interest rates and the availability of debt and equity financing, economic supply and demand for recreational clothing and outdoor sports equipment, financial controls and other governmental imposed restrictions, changes in tax laws and other legislation and judicial decisions, acts of God or other calamities.

CONTROL BY MANAGEMENT AND DISCRETION IN THE USE OF PROCEEDS. Substantially all of the net proceeds of this offering will be used for the purposes discussed in the Use of Proceeds section, as well as for general working capital purposes to be expended in the sole discretion of the Board of Directors.

MANUFACTURING. Manufacturing will be provided by outside vendors. The Company is currently negotiating agreements with primary vendors. There can be no assurance, however, that the Company will be able to meet financial requirements of manufacturing agreements; nor can there be any assurance that the Company will be able to continue to contract with adequate outside sources of supply on a long-term basis.

OPERATIONS. The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.

ECONOMIC RISKS. Local, national and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any of these potential adverse conditions.

SHARES ELIGIBLE FOR FUTURE SALE. Most of the Company's shares of common stock currently outstanding are restricted shares securities as that term is defined by the Securities Act of 1933. These shares may become eligible for public sale pursuant to Rule 144, and these sales may tend to depress the price of the Company's stock that trades on the NASD Electronic Bulletin Board.

MARKET ACCEPTANCE. The Company's ability to successfully market its various products and services will depend upon their acceptance by the public. There can be no assurance that the Company's products and services will receive commercial acceptance in volumes to assure profitability.

DIRECTOR'S AND OFFICER'S LIABILITY IS LIMITED. The Company's Bylaws provide that directors and officers of the Company will not be held liable to the Company or its stock holder's for monetary damages upon breach of a director's or officers fiduciary duty.

LIMITED INTELLECTUAL PROPERTY PROTECTION. The Company's limited financial resource have restricted the filing of Trademark applications. The Company currently has no Trademark protection for its clothing products in Japan, it biggest market, and it has only limited protection in the United States. A response to due back to the Patent and Trademark Office regarding the rejection of the NBC trademark. The Company currently owns certain intellectual property rights related to its foldout tents.

                                   THE COMPANY

Natural Born Carvers, Inc., (NBC) is a California corporation formed on January 2, 1996. The principal business of the Company is the design, manufacture, and sale of sports clothing (principally for surfing and in-line skating) and outdoor sports equipment, principally tents featuring a unique foldout design. The Company is in its development stage and hopes to establish retail distribution for its products. Initial marketing efforts have produced some encouraging results, including clothing sales in Japan and sales of the Company's outdoor equipment through alternative distribution channels such as direct marketers, promotional companies, etc. The principal place of business and offices of the company are located at 1016 Second Street, Encinitas, CA 92024.

NBC manufactures and markets products positioned to address emerging sports markets including surfing, in-line skating, beach, and camping. The current clothing product line consists of two seasonal segments. The spring/summer product line includes board shorts, walk shorts, short-sleeve button-up shirts, short-sleeve T-shirts, and baseball caps. The fall/winter line includes corduroy trousers, denim trousers, long sleeve button-up shirts, corduroy jackets, polar fleece jackets, and polar fleece beenies.

The Company's outdoor sports product line includes a proprietary (patented) fold-out, self-contained line of tent products with applications including children's toys, camping, beach, military and emergency relief, specialty advertising, etc. These "Springbok" tents are simple, convenient, and inexpensive. They fill several niche markets that have not been adequately addressed by other companies.

NBC's markets are growing out of the "Generation X" craze, which has spawned mm-industries such as wakeboarding and extreme sports. Company research reveals a growth market through the year 2000. However, the Company is only beginning to enter a very competitive market. Management recognizes that it will take some period of time to establish a viable identity and to establish its credibility with potential customers.

NBC is developing an aggressive promotional and sales plan to establish its customer base. Components of the plan include endorsement of top athletes, participation in and sponsorship of special events, and the recruitment of local clubs associated with niche sports activities. The Company will need to promote its product lines widely and frequently as finances allow. Tactics include the use of print media (industry magazines and newspaper), promotional videos, product fashion shows, dealer incentive programs, etc.

"Carving" is synonymous with the act of surfing, snowboarding, and skateboarding. The Company and its products are focused on these lifestyle sports. The surfware and streetware industry is a multimillion dollar product category. NBC's unique designs are expected to compete favorably in this market. The Company's tent products are unique and serve these same (and additional) niche markets.

                                 USE OF PROCEEDS

If fully subscribed, the gross proceeds of this Offering will be $1,000,000. Assuming Offering expenses of $100,000 the net proceeds of the Offering

(including commissions payable to broker-dealers) will be $875,000. An additional $25,000 of expenses is allocated from the proceeds for legal and accounting, promotion, printing, and other expenses.

The proceeds of this Offering will enable the Company to establish adequate advertising and marketing, expand current facilities and increase inventory levels. There can be no assurance, however, that the allocated funds will be sufficient to accomplish these objectives. To the extent that less than the maximum amount of the Offering is raised, all categories of usage will be proportionally reduced. The net funds will be expended approximately as follows:

Advertising & Marketing   $  100,000
Capital Expenditures          50,000
Inventory                     75,000
Working Capital *            650,000
Costs of the Offering **     125,000
                          ----------

                          $1.000.000
                          ----------



* These funds will be used for ongoing operations and general corporate purposes of the Company.
**     Costs  of  the  Offering  include commissions to broker-dealers and other costs associated with legal, accounting, promotion, printing expenses, and finders' fees, if applicable

There is no escrow account or minimum amount of securities that must be sold for the Company to accept investor' subscriptions for the shares offered hereby. Therefore, the Company may use the proceeds of this Offering, as they are received. There can be no assurance that any specific amount of capital will be raised by this Offering. If a substantial amount of this offering is not sold, the Company's ability to conduct its business in accordance with plans described in this Memorandum any be impaired. Therefore, initial investors will bear a grater risk than later investors. Failure to sell the maximum amount of securities may materially impair the Company's ability to carry out its business plan. Proceeds received for the sale of shares will be utilized by the Company as they are received. No refund of any of the monies from the sale of shares pursuant to the Offering will be made.




                                    DILUTION

Assuming all of this Offering had been sold as of_June 30, 1998 and all shares offered hereunder had been sold on that date (1,000,000 at $1.00 per share), the following dilution would have occurred. The following table illustrates the pro forma per share dilution to new stockholders, assuming they purchased their shares on June 30, 1997:

The  Offering

The Offering price per share is $ 1.00. The following table sets forth, at June 30, 1997, the difference between the existing stockholders and the purchasers of the maximum number of shares in this Offering with respect to the number of shares purchased from the Company:

Common Stock Only                 Shares     Purchased
                                  Number     Percent
Present stockholders   2,291,000      70.00
Purchasers of Offering            1,000,000      30.00
                                  ---------  ---------
                                  3,291,000     100.00

                                  THE BUSINESS
THE  MARKET
In the United States the wholesale sales of clothing to specialty shops exceeded $1.35 billion dollars. Participation in the sports and activities most associated with the Company image are most concentrated in coastal and mountain regions of the United States. Sales are expected to be strongest in these high profile areas. In addition, areas of non-participation still show a strong willingness to be associated with the products associated with the Company. The Company's tent product lines are focused at a variety of niche markets including: toys, camping, beach, emergency services, and specialty advertising. The product line represents a unique approach to outdoor camping and recreation. The patented tents are self-contained, compact, and inexpensive. As such, the product line lends itself to various distribution and sales strategies.

During NBC's first year of operation operations have been limited export of its clothing line to the Japanese market. The main objectives for the near-term future is to capture some of "Southern California lifestyle" clothing market in the USA and create demand for our products. There are approximately 3,600 surf related stores across the U.S. at this time.

CUSTOMER  PROFILE

The Company's customer target for clothing includes the demographic ranging from ages 16 to 35. The product lines are designed to satisfy an unfilled need to bridge the gap between this younger demographic and the professional that has grown older in age but not in style preference. There isn't much difference in the way these two demographics compete except where they shop. The customer targets for tent products is more diversified and less age-specific.

With the ever growing lifestyle sports and the women's arena growing more rapidly than the men, NBC expects to add a ladies product line. This could help with product and name recognition as well as increasing the speed of market penetration.

COMPETITION

The Company has many competitors to its clothing line. The Company competes with other small to medium sized specialty clothing labels; many have considerable resources and mature distribution. These companies include: Freshjive, 26 Red, Alien Workshop, Eziekel, Volcom and Katin. The larger more well established labels include, Quiksilver, Billabong, Rusty and Gotcha. These companies compete in several different product categories within various markets. The Company does not envision significant direct competition for its tent products. However, traditional distribution channels (i.e. retail) for new products is generally difficult to obtain. The Company is pursuing several different distribution channels for its outdoor product line.

BUSINESS  MODEL  -  MARKETING  AND  SALES  STRATEGIES

The principal challenge faced by the Company is the highly competitive nature of its target markets. The number and variety of competitor represents a significant barrier to market access and acceptance. Consequently, the Company plans to cross over into non-traditional distribution channels by going into mainstream mass markets retailer while staying close to the home specialized new era sports shops. Within the next five years management hopes this vision will transform NBC into an international leader in each of its niche markets.

NBC is located in an historic location of the "Southern California lifestyle", Encinitas, California. There is an office and showroom located near the beaches where some of these sports are continually evolving. This helps in the research and development of our new lines of clothing and equipment.

The Company hopes to develop a channel of distribution that enables it to serve both specialty retailers and mass markets retailers. To support these channels, the Company has developed a product mix that allows retailers "one stop shopping" for soft and hard goods.

As a transition strategy, the Company expects to also use direct sales tactics targeted at the demographics that we wish to reach. One of the ways we will direct these sales is by way of our "grass roots" program Another way is to use advertising campaigns in the top industry magazines. We will also use the US Post Office direct mail to our targeted markets. With the use of directs sales NBC will create a demand that will flow directly into sale with large retail chains within the United States.

The prime market for NBC's product are areas where specialty sports are played. NBC has chosen to enter in the surfing industry first due to its wide popularity that reaches all corners of the globe. However, that is very broad market to start with, so NBC's initially will target its market domestically in California and branch out anywhere the industries we support are enjoyed throughout the world. We chose to start with Southern California because it serves as the focal point in the surfing industry. If something is going to happen, chances are that it will happen in California first.

NBC promotional plans endorsement of top athletes, staging of special events in selected niche markets and the recruitment of affiliated clubs. Methods to be employed include print media advertising (industry magazines and newspapers), promotional videos, product fashion shows, and dealer incentive plans to support distribution channels.

The fundamental sales strategy of the Company for it's clothing lines is to sell directly to the customer, by-passing wholesale distribution. This "consumer direct" distribution will provide lower prices and high margins.

At present, the Company has a number of projects to support its proprietary outdoor sports products. These include a contract with the Girl Scouts of America, which calls for the Company to provide 500 sample play tents with the logo "I Love the Girl Scouts". As part of the promotional strategy, NBC will have a full page advertisement in the soon-to-be-released Girl Scout catalog, which will be sent directly to 3.4 million girls. The Girl Scouts will provide 40 sales representatives traveling the country with samples.

The Company is also negotiating with several other key sales channels, including school distribution, direct marketers, premium/sales promotion suppliers, and major retailers.

NBC's advertising and promotion strategy is grounded in an extensive campaign, which is to be funded, in part, from the proceeds of this Offering. The Company expects to leverage its association with schools, organizations and professional sports.

Buying, Supply and Stocking: Purchasing will be done at fabric marts and through established material distributors. Our standard production cycle is approximately 90 days. Buying will be planned accordingly. Planning has been based on the timing of specific items sales in quantity. This mold allows us to focus production and buying at teach periods "best sellers." This provides focus both in selling and advertising efforts. Inventory controls will include physical security as well as managed levels targeted at planned sales. By using small production runs targeted at low cost fabrics, margins will remain high.

The Company's plan is contingent upon adequate financing. The Company has developed a strategy that it believes will enable it to become successful in its targeted markets. However, the success of its business plan is dependent upon the Company becoming adequately financed.


                                   MANAGEMENT

DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  NATURAL  BORN  CARVERS,  INC.

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Troy J. Flowers, 30, is Chairman of the Board and a Director of NBC. Mr. Flowers joined the Company in 1997. He is also employed in the corporate finance department of La Jolla Capital, Inc. in San Diego, California. He has extensive experience in corporate finance and investment banking and holds Stockbroker and Principal licenses. Previously, he was chief financial officer of Love Insurance Agency, Inc. and a vice president of Electronic Service Corporation of America.

Randall J. Lanham, 33, is President, Chief Executive Officer, and a Director of NBC. He joined the Company in 1997. Mr. Lanham has broad experience developing and directing domestic and international operations of sporting goods companies. Prior to joining NBC, he was president and chief executive officer of Springbok, Inc. whose assets were purchased by NBC. He has also served in executive capacities for AG Sport, Inc., a sports licensing company; and with Activate Corporation, a manufacturer of sporting goods. Mr. Lanham is an attorney and is licensed by the State Bar of California and Virginia. He graduated with a J.D. from Whittier Collect School of Law.

Douglas Silva, 29, is a Vice President and a Director of NBC. He also is the founder of the Company. Mr. Silva is a professional surfer. At the age of fourteen he won his first amateur U.S. Champion title. He also has placed second in the amateur World Championships and attained a first place ranking in the NSSA National Scholastic Surfing Association. After turning professional, Mr. Silva signed sponsorship contracts with Quicksilver clothing, Oakley sunglasses, and Airwalk Shoe Company, among others. His primary responsibilities included major international promotional tours, surfing competitions, seminars, public relations, and research and development of products for his sponsors.

Arthur J. Lewis, 36, is Vice President of Marketing for NBC. His most recent professional associations have been as a partner in Professional Management
Services, a Los Angeles-based financial management and marketing firm for athletes, entertainers and other professionals; and district director of the Los Angeles Area Council of the Boy Scouts of America. He is particularly skilled in marketing and promotion within the sports industry. He holds a Bachelor of Arts Degree from the University of Southern California.

Paul E. Lanham, 67, is Vice President of Outdoor Products for NBC. He has extensive experience in the professional sports industry, especially as a coaching professional (for over 20 years) in the National Football League and NCAA colleges. His associates include positions for the Cleveland Browns, Washington Redskins, Arizona Wranglers, Los Angeles Rams, St. Louis Cardinals, the University of Arkansas, and Colorado State University. His contacts and associations are expected to be of considerable value to NBC. Mr. Lanham holds a Master's Degree from the University of Delaware and a Bachelor of Arts degree from Glenville State College.

EXECUTIVE  COMPENSATION

None of the Company's executive officers and directors as of the date of this Memorandum receive annual salaries over $60,000. It is anticipated that such compensation will exceed $60,000 for certain executive officers and directors following the completion of this Offering. However, no specific amount of compensation has been agreed to as of the date of this Offering.


                             PRINCIPAL SHAREHOLDERS

     As of the date of this Private Placement Memorandum, the Issuer has a total of 50,000,000 par value $.0Ol Common Shares authorized and there are, as of June 30, 1997, 2,291,000 Common Shares outstanding. The officers and directors, as a group, own collectively 28.4% of the outstanding shares. The table below indicates the outstanding shares held by officers and directors of the Company.



Name and Position                                           Shares   Percent
  Troy Flowers, Chairman of the Board and Director          250,000     10.9%
  Randall Lamham, President, CEO, and Director               50,000      2.2%
  Douglas Silva, Vice President and Director                250,000     10.9%
  Paul Lanham, Vice President                               100,000      4.4%

All Executive Officers and Directors as a Group, 4 persons  650,000     28.4%




                                  LEGAL MATTERS

The Company is not involved in any litigation that would have a material adverse effect on the Company; and the officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company. (Also see, Notes to Consolidated Financial Statements)

                            DESCRIPTION OF SECURITIES

COMMON  STOCK

The Company has authorized 50,000,000 Shares of Common Stock, par value $0.00l per Share, with 2,291,000 Common Shares outstanding as of June 30, 1997. The holders of Common Stock (1) have equal ratable rights to dividends from funds legally available thereof, when as and if declared by the Board of Directors of the Company; (2) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (3) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (4) are entitled to one cumulative vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid for and non-assessable.

The Common Stock offered hereby have all the rights and privileges of the Common Stock. All Shares of the Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable.

DIVIDEND  POLICY

The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition as well as other relevant factors. The Company has not paid or declared any dividends, and in light of its present financial status, and due to its contemplated financial requirements, does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

TRANSFER  AGENT

     Corporate  Stock  Transfer


                              TERMS OF THE OFFERING

This Offering is speculative and entails a high degree of risk. These securities are being offered and sold on reliance on the exemption from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933 and pursuant to similar exemptions under various State Securities Acts. The Company recently commenced operations in active clothing wear and outdoor sporting goods and has little or no history of operations or profits in this industry. Accordingly, there can be no assurance as to profitability and there is no current market for the Shares offered hereby. Investors hereunder will suffer dilution.

The Securities being offered hereby have not been registered under the Securities Act of 1933, as amended, (the "Act"), in reliance upon an exemption from such registration, which depends on the full compliance with certain terms and conditions.

An investment in the shares involves a high degree of risk to investors. The Offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings, book value, or any other criteria of value, including its public trading price. (See "Risk Factors.) No one is authorized to give any information or to make any representations other than those contained in this Memorandum in connection with the Offering described herein and, if given or made, such information or representations must not be relied upon. This Memorandum does not constitute an offer to sell any of the stock offered herein to any person in any state or country in which is unlawful to make such an offer or solicitation.

This Memorandum does not constitute an offer or solicitation to any person residing in a jurisdiction in which such offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so. No person has been authorized to give any information or to make any representations concerning the corporation other than those contained in this Memorandum. Any other such representations must not be relied upon as having been authorized by the corporation. Neither the delivery of this Memorandum nor any sale made hereunder shall under any circumstances create an implication that there have been no changes in the affairs of the corporation since the date hereof. This Memorandum supersedes and replaces any and all information delivered or made available or on behalf of the corporation to the recipients of this Memorandum prior to the date hereof.

All other documents relating to this Offering will be made available to a prospective investor and/or his advisors by the corporation upon request. No Offering literature or advertising in any form should be relied upon in connection with the Offering except for this Offering Memorandum and the statements contained in it. No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Memorandum and supplemental literature referred to herein, and if given or made, such information or representation must not be relied upon as having been authorized by the corporation.

The distribution of this Private Placement Memorandum and offering of the stock in certain jurisdictions may be restricted by law. Persons obtaining possession of this Memorandum are required by the Company and the selling agent to inform themselves about and to observe such restrictions. This Memorandum does not constitute an offer to sell or a solicitation of an offer to buy the stock in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.


                              PLAN OF DISTRIBUTION

NASD Broker-Dealers may participate in selling this Offering. If so, they will receive commissions of 10% up to a maximum of $100,000 for this Offering. Sales will be made pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. It is intended that the Offering will be sold in several states in accordance with their applicable laws. Sales will also be made by officers of the Company who will receive no commissions. The Company may pay finders' fees of up to 15% if appropriate.

The Offering will be for a maximum period of 180 days. The Company may at its sole discretion however, either close the Offering before all the shares have been sold or extend the Offering period for a further 180 day period.

Investors should consult their own counsel and accountants as to tax and related matters concerning their investment. Neither the Issuer nor any person or corporation participating in the Offering or sale of the shares or in subsequent communications will be providing any legal or tax advice for the Investors. The obligations and representations of the parties to this transaction will be set forth only in the documents to be entered into. This Memorandum has been prepared solely for the information of the persons interested in the proposed private placement of these shares and may not be reproduced or used for any other purpose. The information contained herein is considered to be a fair summary of relevant information pertinent to this investment and of the material items referred to therein.

This Offering is speculative and entails a high degree of risk (See risk Factors"). The shares are restricted as to transferability, except in compliance with SEC Rule 144, and sections 4(1) and 4(2) of the Securities Act of 1933 as amended. Investors should be prepared to hold these shares for a lengthy period.

The Company will make available at a reasonable time prior to the consummation of the transactions contemplated herein, to each purchaser of shares the opportunity to ask questions of; and receive answers from, the officers of the Company concerning the terms and conditions of this Offering, and to obtain any additional information necessary to verily the accuracy of the information set forth herein.


                              FINANCIAL STATEMENTS

Attached to this Memorandum is a copy of the Company's audited balance sheet and notes thereto at June 30, 1997.

                                 MERLE S. FINKEL
                           CERTIFIED PUBLIC ACCOUNTANT

210  Grant  Street
Suite  I
Pittsburgh,  PA  15219

(412)  393-0805  (310)  473-4700


                               ACCOUNTANTS' REPORT

To  the  Board  of  Directors  and  Stockholders  of  Natural Born Carvers, Inc.

I have audited the accompanying balance sheet of Natural Born Carvers, Inc. (formerly Eyre Trading Group, Ltd.) (a development stage company) as of June 30, 1997. This financial statement is the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Natural Born Carvers, Inc. (formerly Eyre Trading Group, Ltd.) (a development stage company) for the dates listed above, in conformity with generally accepted accounting principles.



M.S.  FINKEL
Pittsburgh,  Pennsylvania
August  11,  1997



                           Natural Born Carvers, Inc.
                       (formerly Eyre Trading Group, Ltd.)
                          (a development stage company)

                                  BALANCE SHEET
                                  JUNE 30, 1997



ASSETS
Current assets:
  Cash                                                 $    4,228
  Inventory                                                 9,829
    Total current assets                                   14,057

Property and equipment:
  Land note 5)                                          6,100,000
  Furniture and equipment                                  15,267
    Total property and equipment                        6,115,267
     Total assets                                      $6,129,324
                                                       ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                     $    2,548

Long-term liabilities:
  Long term debt                                          624,485
                                                       ----------
  Total liabilities                                       627,033

Stockholders' equity:
Preferred stock, Series B
1,500,000 shares authorized at $5.00 par value;
1,100,000 shares issues and outstanding at 6130/97      5,500,000

Common stock
50,000,000 shares authorized at $001 par value;
  2,291,000 shares issued and outstanding at 6/30/97        2,291
                                                       ----------
  Total stockholders' equity                            5,502,291
                                                       ----------
                                                       $6,129,324
                                                       ----------

The  accompanying  notes  are  an  integral  part  of  this financial statement.

                           Natural Born Carvers, Inc.
                       (formerly Eyre Trading Group, Ltd.)
                          (a development stage company)

                             NOTES TO BALANCE SHEET
                                  JUNE 30, 1997

NOTE  1     ORGANIZATION  AND  ACQUISITIONS:

     Natural Born Carvers, Inc. (the "Company" or "Natural") was Incorporated on March 22, 1996 under the laws of the State of Colorado under the name Eyre Trading Group, Ltd. As a Colorado corporation.

     The Company is currently a development stage enterprise which Intends on engaging In two major business lines as follows:

          1.the marketing and sales of sportswear and, 2.the development of a raw land parcel in Northern Tucson, Arizona.

     Initial sales and development of the sportswear line is targeted to the western region of the United States and the land development is located in the western region of the United States.

     The Company had a major change In stockholders when on May 8, 1997, the Company acquired the assets of Natural Born Carvers, inc. In exchange for common stock of Eyre Trading Group, Ltd. which was formed on January 2, 1996 as a California corporation. The acquisition Agreement provided for the issuance of 851,000 shares of common stock of the Company In exchange for all the assets of Natural Born Carvers, Inc.

     The assets of the acquired company, Natural Born Carvers, Inc. were valued at less than $20,000 as of the acquisition date.

     On May 8, 1997, the Board of Directors approved a name change which was filed with the Secretary of State. The name change became effective May 8, 1997 and the Company name became Natural Born Carvers, Inc.

     On May 8, 1997 the Company amended its Articles of Incorporation to provide for authorization of 1,500,000 shares of 5% Convertible Class B Preferred Stock, $5.00 par value.

     Also on May 8,1997 the Board of Directors approved the issuance of 1,100,000 shares of Preferred Shares Class B for the right to purchase a parcel of land consisting of 102 acres located in Pima County, 12 miles north of Tucson, Arizona. Said land is under a purchase option agreement by Greenland Corporation and Greenland and the Company have entered into an assignment of Greenland's option agreement. The seller's of the land to Greenland under said Option Agreement have consented to the transfer of the option from Greenland to the Company. (See Note 5 - Land Option.)

NOTE  2     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

     (a) Principles of Reporting Acquired Companies:

          The financial statements Include the accounts of the Company and the acquired assets of Natural Born Carvers, Inc., a California corporation based on the value of the acquired assets as of the date of acquisition.

     (b) Use of Estimates:

          In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

     (c)  Inventories:

          Inventories are stated at the lower of cost (first-In, first-out method) or market. The Inventory consists of the following:

                                 Finished goods

     (d) Property and equipment:

                                    $9,829

          Property and equipment is recorded at cost. Depreciation of property and equipment will be provided on a straight line basis as follows:

               Office furniture and equipment 5 years

          Maintenance and repairs are expensed as incurred while renewals and betterment's are capitalized.

     (e) Income taxes:

          The Company follows Statement of Financial Standards No.109 ("SFAS 109"), "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the liabilities and their respective tax basis. In addition, SFAS 109 requires recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a policy of 100% valuation allowance against any deferred tax assets resulting principally from net operating loss carry forwards until it is more likely than no that the Company will realize taxable income. At June 30, 1997 the Company has no operating history and consequently no not operating loss carry forwards.

     (f) Fiscal year:

          The Company operates on a June 30 fiscal year end.

     (g) Cash and cash equivalents:

          The Company considers all highly liquid Investments with all original maturity of three months or less to be cash equivalents.

     (h) Calculations of Per Common Share earnings (Losses):

          Income (loss) per share will be computed on the basis of the weighted average number of common shares outstanding during each period presented.

NOTE  3     GOING  CONCERN:

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. Although the Company is in its development stage, its ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing, and ultimately achieving profitability.


NOTE  4   DIVIDEND  POLICY:

          The Company does not anticipate paying dividends until the Company becomes profitable.

NOTE  5   OPTION  AGREEMENT  -102  ACRES  OF  LAND:

          On December 28, 1995 Greenland Corporation ("Greenland"), non-related entity, entered into a land purchase option agreement to acquire approximately 102 acres of land situated in Pima County, Arizona, approximately 12 miles from Tucson, Arizona.

          The Agreement, among other things, provided that Greenland issued common stock for the Option Agreement and additional stock for the acquisition of the land under the Option Agreement.

          Effective May, 1997 in an Assignment of the Option Agreement, signed on June 24, 1997, the Seller of the Land, the Company and Greenland all consented to Greenland's assignment of the Option Agreement to the Company. The assignment provided for the Company to issue 1,100,000 shares of its Class B Preferred Stock to Greenland and Greenland to issue its common stock to the Seller of the Land in accordance with the original Option Agreement.

          The Company has relied upon a supplied appraisal report by Ruth J. Oaks, C.C.R.A. and C.R.E.A. (Certified General Real Estate Appraiser) dated December 23, 1995 and updated on July 12, 1996. Said appraisal valued the land at $8,250,000 and also Indicated a "FAST SALE" value of $5,600,000. The Company has selected to value the land option at about 10% higher than the Fast Sale valuation of $6,100,000. This value is slightly over $2,000,000 less than the value of $8,250,000 for purposes of conservatism.

          The land acquisition option also provided for the assumption of a first deed of trust In the face amount of $435,000 plus accrued interest, plus assumption of all unpaid property taxes. (See Note 6 - Long Term Liabilities.)

NOTE  6     LONG  TERM  LIABILITIES:

          As of June 30, 1997 the Company had executed the necessary escrow documents to allow the Company to purchase the parcel of land of approximately 102 acres located outside Tucson, Arizona, and the Company has issued the preferred stock In order to reflect the acquisition of the land.

          Accordingly, the purchase of the land required the assumption of an existing note and deed of trust in the face amount of $435,000. This notes bears interest at the rate of 17% and is all due and payable December31, 1997. Interest has remained unpaid and totals $189,485. The total amount of the first deed of trust, based on the closing date of the property, May 14, 1997, effective as of June 30, 1997, is $624,485.

          The title policy to the land was issued by Mission Valley Escrow, 2565 Camino del Rio South, San Diego, CA 92108.

NOTE  7     COMMITMENTS  AND  CONTINGENCIES:

          (a) Lease commitments:

               The Company leases an office and operating facility located at 101 Second Street, Encinitas, California 92024.

          (b) Litigation:

               The Company's management and legal counsel Indicate, to the best of their knowledge and belief, there is no litigation In process or pending.

Exhibit  99  (ii)                                              NAME  OF  OFFEREE
                                                                  MEMORANDUM
                                                                      NO.



                         CONFIDENTIAL PRIVATE PLACEMENT



                                    CARV.COM
                                  INCORPORATED
                                January 21, 1999

                           Common Stock: 80,000 Shares
                        Offering Price: $12.50 Per Share
                   Minimum Purchase: 400 Shares for $5,000.00

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                        Price to      Proceeds to
                                        Subscribers   Company
  Per minimum                           $      5,000  $      3,600
  Total                                 $1,000,000    $    800,000




I Participating broker-dealers will be provided a commission of 10%. This offering is also being sold by the Company through its employees who are not paid any commissions on the proceeds. The Proceeds to the Company are before deducting estimated expenses of approximately $150,000 for legal, accounting, promotion, printing and other expenses incurred in this Offering, including finders' fees, if anywhere appropriate.




                                     Issuer.
                             CARV.com, Incorporated
                           17301 Beach Blvd., Suite 2
                       Huntington Beach, California 92647
                          (888) SK8-SURF (838) 758-7873

                                 CARV.COM, INC.

                           80,000 SHARES COMMON STOCK

This Offering is being made and shares of common stock for $12.50 per share, will be sold, pursuant to an exemption from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. This Memorandum is being provided for the purpose of acquainting potential investors with the structure and general business of CARV.com Inc. (hereinafter "CARV" and/or the "Company") the Company and highlighting the risks involved in investing in the Company. Any further information about the Company required by a recipient of this Memorandum shall be made available to such individual upon receipt by the Company at its office located at 17301 Beach Blvd., Suite 2, Huntington Beach, California 92647(888) 758-7873, of written request for such information. Additionally, any potential investor may visit the Company in person.

This Memorandum does not constitute an offer or solicitation in a state or any other jurisdiction in which such an offer or solicitation is not authorized. In addition, this Memorandum constitutes an offer only if a name has been inserted in the "name of offeree" space on the cover page. In such event, this Memorandum is an offer only to the person named.

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE BY REASON OF SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS RELATING TO LIMITED OFFERINGS AND/OR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING.

THE SHARES OFFERED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS AND INVOLVE A HIGH DEGREE OF RISK. THE SHARES SHOULD NOT BE PURCHASED BY ANY INVESTOR THAT CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. SEE "INVESTMENT
CONSIDERATIONS" FOR CERTAIN FACTORS WHICH MUST BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS BEFORE PURCHASING SHARES.

This Confidential Memorandum (the "Memorandum") is being provided to a limited number of prospective investors solely for the purpose of assisting such parties in determining whether they wish further to consider a possible investment in the Common Shares of CARV, a Colorado corporation.

This Memorandum has been prepared by the Company and from trade and industry sources deemed reliable by the Company. The Company makes no representation or warranty as to the accuracy or completeness of this information. Moreover, this Memorandum is intended only to provide certain general information regarding the Company, its business, and the possible terms of an investment in the Shares, and does not purport to provide complete disclosure or analysis of all matters which may be relevant to an investment decision in the Shares, including risk factors or similar investment considerations. The company shall not have any liability for any representations (express or implied) contained in, or for any omissions from, this Memorandum or any other written or oral communications transmitted to the recipient in the course of its evaluation of this investment. Only those particular representations and warranties made to the investor iii a definitive purchase agreement, as and when executed, and subject to such limitations as may be described therein, shall have any legal effect. It is understood that each prospective investor will make his or her own independent investigation into this investment and will be relying upon the same in making any such investment. In that regard, representatives of the Company will be available to discuss with prospective investors, upon request, the information contained in this Memorandum and prospective investors will be given the opportunity to visit the facilities of the Company and to discuss its affairs with appropriate personnel of the Company.

By accepting this Memorandum, the recipient agrees: (1) to keep confidential the information contained herein or made available in connection with any further investigations of the Company; (2) without limiting the generality of the foregoing, the recipient will not reproduce or redistribute this Memorandum in, in whole or in part; (3) without limiting the generality of the foregoing, if the recipient does not wish to pursue this investment, it will return this Memorandum to the Company as soon as practicable, together with any other material relating to the Company or its related entities which the recipient may have received from the Company; (4) it will not contact, directly or indirectly, any customer, supplier, or other third party relating to the Company or their respective businesses, without the prior written consent of the Company; and (5) any proposed actions by the recipient which are inconsistent in any manner with the foregoing agreement will require the prior written consent of the Company.

This Memorandum shall not be deemed an indication of the state of affairs of the Company or the business and technology described herein, nor an indication that there has been no change in such matters since the date hereof. The information contained in this Memorandum is for background purposes only and is subject to change, amendment, or supplement in the course of a prospective investor's investigation into a possible investment in the Company.

All communication and inquiries relative to this Memorandum or to a possible transaction should be directed solely to the Company.


                         For information, Please Contact

                             CARV.com, Incorporated
                           17301 Beach Blvd., Suite 2
                       Huntington Beach, California 92647
                         (888) 5K8-SURF - (888) 758-7873


                                TABLE OF CONTENTS
Offering Summary            5
Risk Factors                7
The Company                 9
Use of Proceeds            10
Dilution                   11
The Business               11
Management                 13
Principal Shareholders     14
Legal Matters              14
Description of Securities  14
Terms of the Offering      15
Plan of Distribution       16
Financial Statements       16

                                OFFERING SUMMARY

The following is a summary of the pertinent facts of this Offering. The full Offering Memorandum should be read in its entirety, as this summary does not constitute a complete recitation of facts necessary to make an investment decision. This Offering involves a high degree of risk and dilution.

The  Company

     CARV.com, Inc., (CARV) is a Colorado corporation formed on January 2, 1996. The principal business of the Company is the design, manufacture, and sale of sports clothing (principally for surfing, bodyboarding, and skating) and outdoor sports equipment. The Company is in its development stage and is in the process of expanding its retail distribution for its products. Initial marketing efforts have produced some encouraging results, including clothing sales in Asia and sales of the Company's outdoor equipment through alternative distribution channels such as direct marketers, promotional companies, etc.

Business  Operations

     The Company has a strong philosophical belief of growing through mergers and acquisitions. In the last year the Company has acquired or initiated acquisitions with the following five (5) companies:; I) Clockwork - a skateboard manufacturer; 2) X Sports - an internet retail outlet; 3) Outcast - a bodyboard and wet suit manufacturer; 4) Pure Juice - a California causal lifestyle foot wear and 5) Springbok - a self-erecting structure company. The Company also has an agreement to sell its pop-up play tents to the Girl Scouts of America and is working on agreements with several additional customers in direct marketing, wholesale distribution, and premium sales. CARV intends to use the proceeds of this offering to further its business plan. Its principle short-term objectives include:
penetrating retail and specialty markets in the United States as well as continuing to grow international opportunities. Substantial additional capital will be necessary to complete the Company's business plan.

Securities  Offered

     This Offering consists of 80,000 shares of common stock. The Offering price is $12.50 per share for total of $1,000,000. A minimum purchase of $4,000 is required.

Plan  of  Distribution

     Participating Broker-Dealers will receive a sales commission of 10%. This Offering will also be made by officers of the Issuer, who will receive no commission. The Company may also pay finders' fees to third parties where appropriate.

Use  of  Proceeds

     Proceeds of this Offering will be used to help expand the Company's Internet capabilities, to fund manufacturing of product and sales. In addition, funds will be used to seek out and complete new acquisitions of the Company. Also, the funds shall be used to support and fund those acquisitions once they become wholly owned subsidiaries. Including but not limited to advertising, production, and other working capital needed for the companies to establish themselves in the specialty sports markets.

Illiquidity

     The shares purchased under this Offering have not been registered with the Securities and Exchange Commission; rather, these shares will be issued pursuant to an exemption from registration. Thus, anyone wishing to sell shares purchased under this Offering must either register the shares or sell them under an exemption from registration. At present, the Company's shares are traded over-the-counter on the NASD Electronic Bulletin Board. There can be no assurance, however, that a substantial market wilt develop for the Company's common stock, nor that the shares offered hereby will trade at a value equal or greater than the purchase price of this Offering. Purchasers should therefore be prepared to hold their shares for a lengthy period of time.

Risk  Factors  and  Dilution

     This Offering involves a high degree of risk (See "Risk Factors') and dilution (See "Dilution?').

Competition

     The Company's industries are highly competitive. Many of its competitors are welt established and have greater financial and personnel resources than the Company. (See "Business")


                                  RISK FACTORS

     This Offering entails an extremely high degree of risk and entails a potential for toss of all of one's investment. Therefore, prospective investors should carefully consider the following:

     The ownership of shares involves certain risk factors, including without limitation, lack of liquidity, various conflicts of interest, and economic and market risks.

     AN INVESTMENT IN THESE SHARES IS A HIGH-RISK INVESTMENT. THE PURCHASE OF THESE SECURITIES IS SUITABLE ONLY FOR INVESTORS OF SUFFICIENT FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY TO THE EXTENT OF THEIR INVESTMENT IN THE COMPANY AND WHO ARE ABLE TO SUSTAIN A COMPLETE LOSS OF THEIR INVESTMENT. CARV HAS A LIMITED OPERATING HISTORY AND THERE IS NO ASSURANCE THAT IT CAN MEET ALL OF THE GOALS AND OBJECTIVES OF MANAGEMENT IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE HEREIN, PROSPECTIVE INVESTORS ARE ADVISED TO CAREFULLY CONSIDER THE FOLLOWING MATTERS AND SHOULD CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISORS WITH RESPECT THERETO THE RISK FACTORS SET FORTH HEREIN AND THROUGHOUT THIS MEMORANDUM ARE NOT INTENDED TO BE, AND ARE NOT, AN EXHAUSTIVE LIST OF ALL THE POSSIBLE GENERAL OR SPECIFIC RISKS.

Lack  of  Operations  and  Profitability

     The Company commenced operations approximately two and one-half years ago and has little or no history of operations or profits in the industries in which it participates.

Need  for  Additional  Financing

     The Company will require additional financing in order to establish profitable, ongoing operations; there is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Company. Consequently, should the Company be unable to secure needed additional financing, it is possible that some or all of the proceeds of this Offering could be expended without significant benefit to the Company.

Dependence  on  Management

     CARV is largely dependent upon the efforts and abilities of management. However, Management has not yet been successful in operating CARV at a profit, and has no experience in operating a profitable sports company, nor sports companies on a long-term basis. There is no assurance that management will be able to manage CARV's transition from start-up to a profitable company.

Competition

     The Company is subject to competition from a number of other companies that provide the same or similar services. Some of these competitors have been in the business longer than CARV and may have large executive and operating staffs. There can be no assurance that the Company's prospects will not be adversely affected by competition from these companies.

Restriction  on  Transfer

     Investors should be fully aware of the long-term nature of their investment in the Company. Each investor will be required to represent that they are purchasing the shares for their own account for investment purposes and not with a view to resale or distribution. The shares (including the underlying shares of common stock) will not be registered under the Securities Act of 1933 nor, with certain exceptions, under state securities laws by reason of specific exemptions under the provisions of such acts, which depend in part, upon the investment intent of such Investor. The shares are not readily transferable and no transfer of shares may be made unless the Company consents to such transfer and if requested by the Company, the transferor delivers to the Company an opinion of Counsel satisfactory to the Company that the transfer does not violate federal, including but not limited to SEC and FCC rules, or state securities laws.

Offering

     There is no minimum amount of securities that must be sold for the Company to accept investors' subscriptions for the shares offered hereby. If less than the maximum of 125,000 shares offered by this Memorandum are sold, the Company's ability to conduct its business in accordance with plans described in this Memorandum may be impaired. Therefore, initial investors wilt bear a greater risk than later investors will. Failure to sell the maximum amount of securities may materially impair the Company's ability to carry out its business plan.

Determination  of  Offering  Price

     The price at which the shares are being offered was not determined by arms-length negotiation and does not necessarily reflect the prior operations, net worth, or value of the Company or any other customary investment criteria, including the current public trading price of its common stock.

Possible  volatility  in  trading  price  of  Common  Stock

     The Company's Common Stock is traded over-the-counter on the NASD Electronic Bulletin Board under the symbol "CARV" In the past, the trading price of the Company's Common Stock has experienced substantial volatility. There can be no assurance that such volatility in the trading price of the Company's Common Stock will not continue in the future, nor can there be any assurance that the Company may in the future satisfy the requirements to be listed on the NASDAQ Small Cap Market System or any other nationally recognized exchange.

Illiquidity

     The shares purchased under this offering are "restricted securities" as defined by Rule 144 of the Securities Act of 1933 and will be restricted as to transferability. At present, the Company's shares are not widely traded and there can be no assurance that a substantial market will develop for the Company's common stock. Purchasers should therefore be prepared to hold their shares for a lengthy period of time.

Dilution

     Investors purchasing under this Offering would be subject to significant dilution in the resulting book value of their shares from the Offering price of $0.35 per share when the Company offers additional shares of Common and/or Preferred Stock for the purposes of additional capital or assets. The Company is currently authorized to issue 50,000,000 shares of Common Stock and a series of classes of its Preferred Stock (5,000,000 shares total).

Regulation  D  Debenture

     In February 1998, the Company raised approximately $1,000,000 principal amount, through the sale of convertible debentures pursuant to Regulation D, 504.

Speculative  Investment

     This is a speculative investment. Many of the factors which may affect the Company and its affairs are subject to change or are not within the control of the Company, and the extent to which such factors could restrict the activities or adversely affect the Company is not currently ascertainable. Those factors include, without limitation: the trends in the sports and fashion world, the weather and its volatile nature, i.e. El Nino, interest rates and the availability of debt and equity financing, unexpected advances by the competition, economic supply and demand for sports related products, financial controls and other governmental imposed restrictions, changes in tax laws and other legislation and judicial decisions, acts of God or other calamities.

Commitment  to  the  Subsidiaries

     The CARV has acquired from various private parties several subsidiaries. As part of each acquisition CARV has supported each company financially and operationally. While CARV has hired and retained key personnel necessary to further its efforts in development and improvement of each subsidiary and will continue to do so on an ass needed basis. However, there can be no assurance, how ever, that any of the subsidiaries will continue as a viable company or as a part of CARV. Operations

     The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.

Economic  Risks

     Local, national and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any of these potential adverse conditions.

                                   THE COMPANY

     CARV is a Colorado corporation formed on January 2, 1996. The principal business of the Company is the design, manufacture, and sale of sports clothing (principally for surfing and in-line skating) and outdoor sports equipment, principally tents featuring a unique foldout design. The Company is in its development stage and is in the process of expanding its retail distribution for its products. Initial marketing efforts have produced some encouraging results, including clothing sales in Japan and sales of the Company's outdoor equipment through alternative distribution channels such as direct marketers, promotional companies, etc. The principal place of business and offices of the company are located at 17301 Beach Blvd., Suite 2, Huntington Beach, California 92647.

     CARV's markets are growing out of the "Generation X" craze, which has spawned mm-industries such as wakeboarding, bodyboarding and numerous extreme sports. Company research reveals a growth market through the year 2000. However, the Company is only beginning to enter a very competitive market Management recognizes that it will take some period of time to establish a viable identity and to establish its credibility with potential customers.

     "Carving is synonymous with the act of surfing, snowboarding, and skateboarding The Company and its products are focused on these lifestyle sports. The surfwear and streetwear industry is a multimillion-dollar product category. CARV's unique designs are expected to compete favorably in this market. The Company's Lent products are unique and serve these same (and additional) niche markets.

     CARV is developing an aggressive promotional and sales plan to establish its customer base. Components of the plan include endorsement of top athletes, participation in and sponsorship of special events, and the recruitment of local clubs associated with niche sports activities. The Company will need to promote its product lines widely and frequently as finances allow. Tactics include the use of print media (industry magazines and newspaper), promotional videos, product fashion shows, dealer incentive programs, etc.

     CARV, its subsidiaries and initiated acquisitions manufacture and market products positioned to address emerging sports markets including surfing, in-line skating, beach, skate-boarding and camping. The subsidiaries and proposed subsidiaries are as follows:

Natural Born Carvers Wear- The current clothing product line consists of two seasonal segments. The spring/summer product line includes board shorts, walk shorts, short-sleeve button-up shirts, short-sleeve T-shirts, and baseball caps. The fall/winter line includes corduroy trousers, denim trousers, long sleeve button-up shirts, corduroy jackets, polar fleece jackets, and polar fleece beenies.

Pure Juice - founded in 1971 as a sandal companies it currently offers a full line of athletic footwear. CARV acquired Pure Juice and its parent company Gellis, Inc. earlier this year. Sales for Pure Juice were approximately 2.5 million last year and gives synergy to CARV's apparel line. Footwear crosses all extreme sports markets; surfers, bodyboarders, skateboarders, and snowboarders all wear the same brand and style shoes.

Outcast - a wetsuit designer, manufacturer and distributor catering to the boadyboard industry. Founded by world-renowned bodyboarders Paul Roach, JJ Ayala, Jordon Hedrick, and Fred Booth In conventional "Surf" industry thinking a company would not specifically market to the bodyboarders, it would taint" their reputation. However, in today's market bodyboarders outnumber surfers over 5 to 1.

XSports - a direct sale outlet that utilizes the World Wide Web and catalogs to reach extreme sports customers. X Sports' web site, www.skatesurfsnow.com, is designed to attract the "x generation" and sell them product via the Internet. X Sports not only offers CARV's and its subsidiaries' products but the competitions, as well. Such companies include Gotcha, Reef Brazil, DC shoes and others.

Springbok,  Inc.  -  its  outdoor  sports  product  line  includes a proprietary
(patented) pop-up, self-contained line of tent and net products with applications including children's toys, camping, beach, goals, golf driving nets, military and emergency relief, specialty advertising, etc. These "Springbok" tents are simple, convenient, and inexpensive. They fill several niche markets that have not been adequately addressed by other companies.

Clockwork - a skateboard manufacturer based in Hunting Beach California, Clockwork was founded by Brian Patch, a world famous skateboarder and medallist at the "Extreme Games" in San Diego, California. The skateboard industry is one of the strongest in the extreme sports market, and Clockwork would allow CARV to enter a market that up until now it has had very little opportunity to gain exposure in.


                                 USE OF PROCEEDS

If fully subscribed, the gross proceeds of this Offering will be $1,000,000. Assuming Offering expenses of $150,000 the net proceeds of the Offering (including commissions payable to broker-dealers) will be $850,000. An additional $50,000 of expenses is allocated from the proceeds for finders' fees that may be payable to third parties

     The proceeds of this Offering will be utilized for marketing, distribution, production and normal operating expenses and to expand its marketing efforts in order to achieve positive cash flow at the earliest possible date. There can be no assurance, however, that the allocated funds will be sufficient to accomplish these objectives. To the extent that less than the maximum Offering is raised, all categories of usage will be proportionally reduced. The net funds will be expended approximately as follows:

  Funding                $1,000,000
  Working Capital        $  800,000
  Costs of the Offering  $  200,000
                         ----------
  TOTALS                 $1,000,000

1. The Company will use these funds to support the growth through mergers and acquisitions In addition, the funds will be utilized for product development and costs of goods.
2. These funds will be used for ongoing operations and general corporate purposes of the Company.
3 Costs of the Offering include commissions to broker-dealers and other costs associated with legal, accounting, promotion, printing expenses, and finders' fees, if applicable.


There is no escrow account or minimum amount of securities that must be sold for the Company to accept investor' subscriptions for the shares offered hereby. Therefore, the Company may use the proceeds of this Offering, as they are received. There can be 110 assurance that any specific amount of capital will be raised by this Offering. If a substantial amount of this offering is not sold, the Company's ability to conduct its business in accordance with plans described in this Memorandum any be impaired. therefor', initial investors will bear a grater risk than later investors. Failure to sell the maximum amount of securities may materially impair the Company's ability to carry out its business plan. Proceeds received for the sale of shares will be utilized by the Company as they are received. No refund of any of the monies from the sale of shares pursuant to the Offering will be made.


                                    DILUTION

Assuming this entire Offering had been sold as of December 30, 1999, and all shares offered hereunder had been sold on that date (80,000 at $12.50 per share), the following dilution would have occurred. The following table illustrates the pro forma per share dilution to new stockholders, assuming they purchased their shares on December 31, 1998. The table sets forth, at December 30, 1998, the difference between the existing stockholders and the purchasers of shares in this Offering (offering price of shares. $12.50) with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share, these figures are based on the Company's estimated net worth and are an approximation:

                          Common Stock Only   Shares Purchased  Total Consideration
Average price
(Maximum)                 Number  Percent     Amount  Percent              per share
  Present stockholders.              390,000                70  $          3,000,000
                          $             7.69
  New Stockholders:                   80,000                30  $            1000000
                          ------------------  ----------------  --------------------
                          $            12.50
                          ------------------
                                       100.0              33.0                 162.0

                                  THE BUSINESS

The  Market

     In the United States the Internet is the fastest growing medium. There were over three billion dollars (3,000,000,000) spent in total Internet sales in 1998. The wholesale sales of clothing to specialty shops exceeded $1.35 billion dollars. Participation in the sports and activities most associated with the Company image are most concentrated in coastal and mountain regions of the United States. Sales are expected to be strongest in these high profile areas. In addition, areas of non-participation still show a strong willingness to be associated with the products associated with the Company. CARV's subsidiaries and initiated acquisitions have attempted to penetrate as many segments of the extreme sports market as possible. In this effort to diversify CARV is not relying on one division to determine the success or failure of the entire Company. In addition, with separate divisions CARV, will remain focused on its particular market and not forced by economic or saturation factors to try and penetrate a different market. For example, Outcast may remain within the bodyboard industry and not forced to attempt to try and penetrate the surf industry and vise versa with Natural Born Carvers Wear. in addition, the Company's tent product lines are focused at a variety of niche markets including: toys, camping, beach, emergency services, and specialty advertising.

The product line represents a unique approach to outdoor camping and recreation. The patented tents are self-contained, compact, and inexpensive. As such, the product line lends itself to various distribution and sales strategies.

CARV has also penetrated the Internet market with X Sports and is utilizing the World Wide Web to sell its products and products of its computers to any customer with access to a computer. X Spouts will be distributing direct mail catalogs to specifically targeted customers. This has been a proven method of sales and marketing.

     During CARV's first year and half of operations CARV and its subsidiaries have sold product mostly in the US but, in many countries through out the world. The main objectives for the near-term future is to capture some of "Southern California lifestyle" clothing market in the USA and create demand for our products. There are approximately 3,600 surf related stores across the U.S. at this time.

Customer  Profile

     The Company's customer target for clothing includes the demographic ranging from ages 16 to 35. The product lines are designed to satisfy an unfilled need to bridge the gap between this younger demographic and the professional that has grown older in age but not in style preference. There isn't much difference in the way these two demographics compete except where they shop. The customer targets for tent products are more diversified and less age-specific.

     With the ever growing lifestyle sports and the women's arena growing more rapidly than the men, CARV expects to add a ladies product line. This could help with product and name recognition as well as increasing the speed of market penetration.

Competition

     The Company has many competitors to its clothing line. The Company competes with other small to medium sized specialty clothing labels; many have considerable resources and mature distribution. These companies include. Freshjive, 26 Red, Alien Workshop, Eziekel, Volcom and Katin. The larger more well established labels include, Quiksilver, Billabong, Rusty and Gotcha. These companies compete in several different product categories within various markets. The Company does not envision significant direct competition for its tent products. However, traditional distribution channels (i.e. retail) for new products are generally difficult to obtain. The Company is pursuing several different distribution channels for its outdoor product line.

Business  Model  -  Marketing  and  Sales  Strategies

     The principal challenge faced by the Company is the highly competitive nature of its target markets. The number and variety of competitor represents a significant barrier to market access and acceptance. Consequently, the Company plans to cross over into non-traditional distribution channels by going into mainstream mass markets retailer while staying close to the home specialized new era sports shops. Within the next five years management hopes this vision will transform CARV into an international leader in each of its niche markets.

     CARV is located in an historic location of the "Southern California lifestyle", California. There is an office and showroom located near the beaches where some of these sports are continually evolving . This helps in the research and development of our new lines of clothing and equipment.

     The Company hopes to develop a channel of distribution that enables it to serve both specialty retailers and mass markets retailers. To support these channels, the Company has developed a product mix that allows retailers "one stop shopping" for soft and hard goods.

     As a transition strategy, the Company expects to also use direct sales tactics targeted at the demographics that we wish to reach. One of the ways we will direct these sales is by way of our "grass roots program another way is to use advertising campaigns in the top industry magazines. We will also use the US Post Office direct mail to our targeted markets. With the use of directs sales CARV will create a demand that will flow directly into sale with large retail chains within the United States.

     The prime market for CARV's product are areas where specialty sports are played. CARV has chosen to enter in the surfing industry first due to its wide popularity that reaches all corners of the globe. However, that is very broad market to start with, so CARV's initially will target its market domestically in California and branch out anywhere the industries we support are enjoyed throughout the world. We chose to start with Southern California because it serves as the focal point in the surfing industry. If something is going to happen, chances are that it will happen in California first.

     CARV promotional plans endorsement of top athletes, staging of special events in selected niche markets and the recruitment of affiliated clubs. Methods to be employed include print media advertising (industry magazines and newspapers), promotional videos, product fashion shows, and dealer incentive plans to support distribution channels.

     The fundamental sales strategy of the Company for its clothing lines is to sell directly to the customer, by-passing wholesale distribution. This "consumer direct" distribution will provide lower prices and high margins.

     At present, the Company has a number of projects to support its proprietary outdoor sports products. These include a contract with the Girl Scouts of America, which calls for the Company to provide 500 play tents with the logo '~I Love the Girl Scouts". As part of the promotional strategy, CARV will have a full-page advertisement in the soon-to-be-released Girl Scout catalog, which will be sent directly to 2 million girls. The Girl Scouts will provide 40 sales representatives traveling the country with samples.

     The Company is also negotiating with several other key sales channels, including school distribution, direct marketers, premium/sales promotion suppliers, and major retailers.

     CARV's advertising and promotion strategy is grounded in an extensive campaign, which is to be funded, in part, from the proceeds of this Offering. The Company expects to leverage its association with schools, organizations and professional sports.

     Buying Supply and Stocking. X Sports buys directly from the manufacturer the product sold on the website. The purchasing of product depends on the division of CARV doing the buying. For instance, Pure Juice purchases a majority of their product in the Far East, China and Indonesia. Whereas, Outcast purchases the majority of their product in Mexico. In addition, for Natural Born Carvers Wear purchasing will be done at fabric marts and through established material distributors. Our standard production cycle is approximately 90 days. Buying will be planned for each division accordingly. Planning has been based on the timing of specific item sales and quantity. This mold allows us to focus production and buying at teach periods "best sellers." This provides focus both in selling and advertising efforts. Inventory controls will include physical security as well as managed levels targeted at planned sales. By maintaining production runs to these targeted sales costs will remain low, margins will remain high.

     The Company's plan is contingent upon adequate financing. The Company has developed a strategy that it believes will enable it to become successful in its targeted markets. However, the success of its business plan is dependent upon the Company becoming adequately financed.


                                   MANAGEMENT

Directors  and  Executive  Officers  of  CARV

     The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholders meeting or until their death, resignation, and retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Randall J. Lanham, 33, is Chairman of CARV. lie joined the Company in 1997. Mr. Lanham has broad experience developing and directing domestic and international operations of sporting goods companies. Prior to joining CARV, he was president and chief executive officer of Springbok, Inc. whose assets were purchased by CARV. He has also served in executive capacities for AG Sport, Inc., a sports licensing company; and with Activate Corporation, a manufacturer of sporting goods. Mr. Lanham is an attorney and is licensed by the State Bar of California and Virginia. He graduated with a Juris Doctor from Whittier College School of Law.

Frank Drechsler, 30, is President and CEO of CARV. Mr. Drechsler comes from CARV's Internet division, X Sports, www. Skatesurfsnow .com Mr. Drechsler has demonstrated a strong ability to develop this e-commerce division of CARV, which shall play a major role in the future of the company.

Eben Woodall, 28, Secretary and Director of CARV. Mr. Woodall was a former Sales Director for the skateboard division of Bravo Corporation. His marketing capabilities, intense focus on the market and his experience is the industry has proven to be an extremely valuable asset in the Company.

Douglas Silva, 29, is a Vice President and a Director of CARV. He also is the founder of the Company. Mr. Silva is a professional surfer. At the age of fourteen he won his first amateur U.S. Champion title. He also has placed second in the amateur World Championships and attained a first place ranking in the NSSA National Scholastic Surfing Association. After turning professional, Mr. Silva signed sponsorship contracts with Quicksilver clothing, Oakley sunglasses, and Airwalk Shoe Company, among others. His primary responsibilities included major international promotional tours, surfing competitions, seminars, public relations, and research and development of products for his sponsors.

Paul E. Lanham, 67, is Vice President of Outdoor Products for CARV. He has extensive experience in the professional sports industry, especially as a coaching professional (for over 20 years) in the National Football League and NCAA colleges. His associates include positions for the Cleveland Browns, Washington Redskins, Arizona Wranglers, Los Angeles Rams, St. Louis Cardinals, the University of Arkansas, and Colorado State University. His contacts and associations are expected to be of considerable value to CARV. Mr. Lanham holds a Master's Degree from the University of Delaware and a Bachelor of Arts degree from Glenville State College.

Executive  Compensation

None of the Company's executive officers and directors as of the date of this Memorandum receives annual salaries over $50,000. It is anticipated that such compensation may exceed $72,000 for certain executive officers and directors following the completion of this Offering. However, no specific amount of compensation has been agreed to as of the date of this Offering.


                             PRINCIPAL SHAREHOLDERS

     As of the date of this Private Placement Memorandum, the Issuer has a total of 50,000,000, par value $O.OOl per share. Common Shares authorized and there are, as of January 21, 1999, 450,000 Common Shares outstanding. The officers and directors, as a group, own collectively 6.6% of the outstanding shares. The table below indicates the outstanding shares held by officers and directors of the Company.

   Name and Position
                                                     Shares   Percent
   Randall Lanham, Chairman                           4,000      2.2%
   Douglas Silva, Vice President and Director         4,000      2.2%
   Paul Lanham, Vice President                        4,000      2.2%
                                                     ------  --------
   All Executive Officers and Directors as a Group,  12,000      6.6%
           4 persons

                                  LEGAL MATTERS

     The Company's officers and directors are aware of no threatened or pending litigation, which would have a material, adverse effect on the Company. (Also see, Notes to Consolidated Financial Statements)


                            DESCRIPTION OF SECURITIES

Common  Stock

The Company has. authorized 50,000,000 Shares of Common Stock, par value $0.001 per Share, with approximately 400,000 Common Shares outstanding as of January ~, 1999. The holders of Common Stock (I) have equal ratable rights to dividends from funds legally available thereof, when as and if declared by the Board of Directors of the Company; (2) are entitled to share ratably iii all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (3) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (4) are entitled to one cumulative vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid for and non-assessable.

The Common Stock offered hereby have all the rights and privileges of the Common Stock. All Shares of the Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable.

Dividend  Policy

The payment by the Company of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition as well as other relevant factors. The Company has not paid or declared any dividends, and in light of its present financial status, and due to its contemplated financial requirements, does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

Transfer  Agent

The Transfer Agent is Corporate Stock Transfer, Inc. located at Republic Plaza, 370-1 7th Street, Suite 2350 Denver, Colorado


                              TERMS OF THE OFFERING

     This Offering is speculative and entails a high degree of risk. These securities are being offered and sold on reliance on the exemption from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933 and pursuant to similar exemptions under various State Securities Acts. The Company recently commenced operations in the Internet business and has little or no history of operations or profits in this industry. Accordingly, there can be no assurance as to profitability and there is no current market for the Convertible Preferred Shares. Investors hereunder will suffer dilution.

     The Securities being offered hereby have not been registered under the Securities Act of 1933, as amended, (the "Act"), in reliance upon an exemption from such registration, which depends on the full compliance with certain terms and conditions.

     An investment in the shares involves a high degree of risk to investors. The Offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings, book value, or any other criteria of value, including its public trading price. (See "Risk Factors.") No one is authorized to give any information or to make any representations other than those contained in this Memorandum in connection with the Offering described herein and, if given or made, such information or representations must not be relied upon. This Memorandum does not constitute an offer to sell any of the stock offered herein to any person in any state or country in which is unlawful to make such an offer or solicitation.

     This Memorandum does not constitute an offer or solicitation to any person residing in a jurisdiction in which such offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so. No person has been authorized to give any information or to make any representations concerning the corporation other than those contained in this Memorandum. Any other such representations must not be relied upon as having been authorized by the corporation. Neither the delivery of this Memorandum nor any sale made hereunder shall under any circumstances create an implication that there have been no changes in the affairs of the corporation since the date hereof. This Memorandum supersedes and replaces any and all information delivered or made available or on behalf of the corporation to the recipients of this Memorandum prior to the date hereof.

     All other documents relating to this Offering will be made available to a prospective investor and/or his advisors by the corporation upon request. No Offering literature or advertising in any form should be relied upon in connection with the Offering except for this Offering Memorandum and the statements contained in it. No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Memorandum and supplemental literature referred to herein, and if given or made, such information or representation must not be relied upon as having been authorized by the corporation.

     The distribution of this Private Placement Memorandum and offering of the stock in certain jurisdictions may be restricted by law. Persons obtaining possession of this Memorandum are required by the Company and the selling agent to inform themselves about and to observe such restrictions. This Memorandum does not constitute an offer to sell or a solicitation of an offer to buy the stock in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.


                              PLAN OF DISTRIBUTION

     NASD Broker-Dealers may participate in selling this Offering. If so, they will receive commissions of 10% up to a maximum of $100,000 for this Offering. Sales will be made pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. It is intended that the Offering will be sold in several states in accordance with their applicable laws. Sales will also be made by officers of the Company who will receive no commissions. The Company may pay finders' fees of up to 10% if appropriate.

     The Offering will be for a period of 180 days. The Company may at its sole discretion however, either close the Offering before all the shares have been sold or extend the Offering period for a further 180 day period.

     Investors should consult their own counsel and accountants as to tax and related matters concerning their investment. Neither the Issuer nor any person or corporation participating in the Offering or sale of the shares or in subsequent communications will be providing any legal or tax advice for the Investors. The obligations and representations of the parties to this transaction will be set forth only in the documents to be entered into. This Memorandum has been prepared solely for the information of the persons interested in the proposed private placement of these shares and may not be reproduced or used for any other purpose. The information contained herein is considered to be a fair summary of relevant information pertinent to this investment and of the material items referred to therein.

This Offering is speculative and entails a high degree of risk (See "Risk Factors'). The shares are restricted as to transferability, except in compliance with SEC Rule 144. Investors should be prepared to hold these shares for a lengthy period.

The Company will make available at a reasonable time prior to the consummation of the transactions contemplated herein, to each purchaser of shares the opportunity to ask questions of, and receive answers from, the officers of the Company concerning the terms and conditions of this Offering, and to obtain any additional information necessary to verify the accuracy of the information set forth herein.


                              FINANCIAL STATEMENTS

Attached to this Memorandum is a copy of the Company's audited balance sheet and notes thereto at June 30, 1997.


                                 MERLE S. FINKEL
                           CERTIFIED PUBLIC ACCOUNTANT

210  Grant  Street
Suite  I
Pittsburgh,  PA  15219

(412)  393-0805  (310)  473-4700


                               ACCOUNTANTS' REPORT

To  the  Board  of  Directors  and  Stockholders  of  Natural Born Carvers, Inc.

I have audited the accompanying balance sheet of Natural Born Carvers, Inc. (formerly Eyre Trading Group, Ltd.) (a development stage company) as of June 30, 1997. This financial statement is the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Natural Born Carvers, Inc. (formerly Eyre Trading Group, Ltd.) (a development stage company) for the dates listed above, in conformity with generally accepted accounting principles.



M.S.  FINKEL
Pittsburgh,  Pennsylvania
August  11,  1997

                           Natural Born Carvers, Inc.
                       (formerly Eyre Trading Group, Ltd.)
                          (a development stage company)

                                  BALANCE SHEET
                                  JUNE 30, 1997

ASSETS

Current assets:
  Cash                                                   $    4,228
  Inventory                                                   9,829
    Total current assets                                     14,057

Property and equipment:
  Land note 5)                                            6,100,000
  Furniture and equipment                                    15,267
    Total property and equipment                          6,115,267
      Total assets                                       $6,129,324
                                                         ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                       $    2,548

Long-term liabilities:
  Long term debt                                            624,485
                                                         ----------
    Total liabilities                                       627,033

Stockholders' equity:
Preferred stock, Series B
1,500,000 shares authorized at $5.00 par value;
1,100,000 shares issues and outstanding at 6130/97        5,500,000

Common stock
50,000,000 shares authorized at $001 par value;
    2,291,000 shares issued and outstanding at 6/30/97        2,291
                                                         ----------
    Total stockholders' equity                            5,502,291
                                                         ----------
                                                          6,129,324
                                                         ----------

The  accompanying  notes  are  an  integral  part  of  this financial statement.

                           Natural Born Carvers, Inc.
                       (formerly Eyre Trading Group, Ltd.)
                          (a development stage company)

                             NOTES TO BALANCE SHEET
                                  JUNE 30, 1997

NOTE  1     ORGANIZATION  AND  ACQUISITIONS:

     Natural Born Carvers, Inc. (the "Company" or "Natural") was Incorporated on March 22, 1996 under the laws of the State of Colorado under the name Eyre Trading Group, Ltd. As a Colorado corporation.

     The Company is currently a development stage enterprise which Intends on engaging In two major business lines as follows:

          1. the marketing and sales of sportswear  and,
          2. the development of a raw land parcel in Northern Tucson, Arizona.

     Initial sales and development of the sportswear line is targeted to the western region of the United States and the land development is located in the western region of the United States.

     The Company had a major change In stockholders when on May 8, 1997, the Company acquired the assets of Natural Born Carvers, inc. In exchange for common stock of Eyre Trading Group, Ltd. which was formed on January 2, 1996 as a California corporation. The acquisition Agreement provided for the issuance of 851,000 shares of common stock of the Company In exchange for all the assets of Natural Born Carvers, Inc.

     The assets of the acquired company, Natural Born Carvers, Inc. were valued at less than $20,000 as of the acquisition date.

     On May 8, 1997, the Board of Directors approved a name change which was filed with the Secretary of State. The name change became effective May 8, 1997 and the Company name became Natural Born Carvers, Inc.

     On May 8, 1997 the Company amended its Articles of Incorporation to provide for authorization of 1,500,000 shares of 5% Convertible Class B Preferred Stock, $5.00 par value.

     Also on May 8,1997 the Board of Directors approved the issuance of 1,100,000 shares of Preferred Shares Class B for the right to purchase a parcel of land consisting of 102 acres located in Pima County, 12 miles north of Tucson, Arizona. Said land is under a purchase option agreement by Greenland Corporation and Greenland and the Company have entered into an assignment of Greenland's option agreement. The seller's of the land to Greenland under said Option Agreement have consented to the transfer of the option from Greenland to the Company. (See Note 5 - Land Option.)

NOTE  2     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

     (a)  Principles of Reporting Acquired Companies:

          The financial statements Include the accounts of the Company and the acquired assets of Natural Born Carvers, Inc., a California corporation based on the value of the acquired assets as of the date of acquisition.

     (b) Use of Estimates:

          In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

     (c)  Inventories:

          Inventories are stated at the lower of cost (first-In, first-out method) or market. The Inventory consists of the following:

                                 Finished goods

     (d) Property and equipment:

                                   $9,829

          Property and equipment is recorded at cost. Depreciation of property and equipment will be provided on a straight line basis as follows:

               Office furniture and equipment 5 years

          Maintenance and repairs are expensed as incurred while renewals and betterment's are capitalized.

     (e) Income taxes:

          The Company follows Statement of Financial Standards No.109 ("SFAS 109"), "Accounting for Income Taxes," which requires the Company to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the liabilities and their respective tax basis. In addition, SFAS 109 requires recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Accordingly, the Company has established a policy of 100% valuation allowance against any deferred tax assets resulting principally from net operating loss carry forwards until it is more likely than no that the Company will realize taxable income. At June 30, 1997 the Company has no operating history and consequently no not operating loss carry forwards.

     (f) Fiscal year:

          The Company operates on a June 30 fiscal year end.

     (g) Cash and cash equivalents:

          The Company considers all highly liquid Investments with all original maturity of three months or less to be cash equivalents.

     (h) Calculations of Per Common Share earnings (Losses):

          Income (loss) per share will be computed on the basis of the weighted average number of common shares outstanding during each period presented.

NOTE  3     GOING  CONCERN:

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. Although the Company is in its development stage, its ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing, and ultimately achieving profitability.

NOTE  4   DIVIDEND  POLICY:

          The Company does not anticipate paying dividends until the Company becomes profitable.


NOTE  5     OPTION  AGREEMENT  -102  ACRES  OF  LAND:

          On December 28, 1995 Greenland Corporation ("Greenland"), non-related entity, entered into a land purchase option agreement to acquire approximately 102 acres of land situated in Pima County, Arizona, approximately 12 miles from Tucson, Arizona.

          The Agreement, among other things, provided that Greenland issued common stock for the Option Agreement and additional stock for the acquisition of the land under the Option Agreement.

          Effective May, 1997 in an Assignment of the Option Agreement, signed on June 24, 1997, the Seller of the Land, the Company and Greenland all consented to Greenland's assignment of the Option Agreement to the Company. The assignment provided for the Company to issue 1,100,000 shares of its Class B Preferred Stock to Greenland and Greenland to issue its common stock to the Seller of the Land in accordance with the original Option Agreement.

          The Company has relied upon a supplied appraisal report by Ruth J. Oaks, C.C.R.A. and C.R.E.A. (Certified General Real Estate Appraiser) dated December 23, 1995 and updated on July 12, 1996. Said appraisal valued the land at $8,250,000 and also Indicated a "FAST SALE" value of $5,600,000. The Company has selected to value the land option at about 10% higher than the Fast Sale valuation of $6,100,000. This value is slightly over $2,000,000 less than the value of $8,250,000 for purposes of conservatism.

          The land acquisition option also provided for the assumption of a first deed of trust In the face amount of $435,000 plus accrued interest, plus assumption of all unpaid property taxes. (See Note 6 - Long Term Liabilities.)

NOTE 6 LONG TERM LIABILITIES:

          As of June 30, 1997 the Company had executed the necessary escrow documents to allow the Company to purchase the parcel of land of approximately 102 acres located outside Tucson, Arizona, and the Company has issued the preferred stock In order to reflect the acquisition of the land.

          Accordingly, the purchase of the land required the assumption of an existing note and deed of trust in the face amount of $435,000. This notes bears interest at the rate of 17% and is all due and payable December31, 1997. Interest has remained unpaid and totals $189,485. The total amount of the first deed of trust, based on the closing date of the property, May 14, 1997, effective as of June 30, 1997, is $624,485.

          The title policy to the land was issued by Mission Valley Escrow, 2565 Camino del Rio South, San Diego, CA 92108.

NOTE  7     COMMITMENTS  AND  CONTINGENCIES:

          (a) Lease commitments:

               The Company leases an office and operating facility located at 101 Second Street, Encinitas, California 92024.

          (b) Litigation:

               The Company's management and legal counsel Indicate, to the best of their knowledge and belief, there is no litigation In process or pending.



                             SUBSCRIPTION AGREEMENT

Board  of  Directors
CARV.com,  Inc.
17301  Beach  Blvd.,  Suite  2
Huntington  Beach,  CA  92647

Gentlemen:

The undersigned subscriber (the "Purchaser") hereby agrees to purchase from CARV.com, Inc. (the 'Company" or "CARV") and the Company agrees to sell to the Purchaser, upon the terms and conditions set forth herein, an aggregate of shares (the "Shares") of CARV common stock par value $001, on the date here of
for  the  purchase  price in the gross aggregate amount of             or $12.50
per  share.

The undersigned understands that the Shares will not be registered or qualified under any Federal or state securities laws in reliance upon exemptions therefrom. The undersigned acknowledges and agrees that in order to ensure the offer and sale of Shares are exempt from registration or qualification, the, Company will rely on the representations and warranties, which the undersigned has made in accompanying documents. Accordingly, the, undersigned makes the following representations and warranties for the purposes of inducing the Company to permit the undersigned to acquire the Shares for which the undersigned hereby subscribes.

The undersigned has received and reviewed carefully materials provided by the Company relating to the Shares and has had a reasonable opportunity to ask questions of and receive answers from the Company and its officers and all such questions have been answered to the full satisfaction of the undersigned. No oral representations or oral information or oral information furnished to the undersigned or relied upon by the undersigned, in connection with the undersigned's purchase of the Shares, were in any way inconsistent with the written material provided by the Company.

The undersigned is an "accredited investor" within the meaning of SEC Regulation D, as presently in effect. The undersigned has the knowledge and experience in financial and business matters so as to en-able the undersigned to evaluate the merits and risks of the investment represented by the Shares. The undersigned recognizes that an investment in the Shares involves special risks, including (without limitation) those set forth in the Risk Factors described in writing by the Company.

The undersigned has adequate means of providing for the undersigned's current needs and possible personal contingencies, and the undersigned has no need for liquidity of the undersigned's investment in the Shares and can bear the economic risk of losing the undersigned's entire investment herein. Each and every representation set forth herein, and in the Investor Suitability Questionnaire form, which have been executed by the undersigned, are true and correct; and the undersigned does not have an overall commitment to non-readily marketable investments which is disproportionate to the undersigned's net worth and the investment subscribed for herein will not cause such overall commitment to become excessive.

The undersigned is acquiring the Shares that the undersigned has specified solely for the undersigned's own account or is exempt from such requirements. The undersigned is acquiring such Shares without a view to, and not for resale in connection with, a distribution of the Common Stock within the meaning of the Securities Act of 1933, as amended ("1933 Act"). The undersigned hereby covenants and agrees that the undersigned shall not sell any of the Shares in violation of the 1933 Act.

The undersigned understands that the Company is a public company; however it is not currently required to file reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("1934 Act"). The undersigned further understands that the Company is not registering any of the Shares under the 1933 Act.

The undersigned understands that the Shares are not being registered under the 1933 Act or qualified under any state securities laws. The undersigned agrees not to transfer any of such securities unless such transfer has been registered under the 1933 Act and qualified under applicable state securities laws or unless, in the opinion of counsel, such a transaction is exempt from registration under the 1933 Act and qualification under any applicable state securities laws.

The undersigned acknowledges and agrees that instruments representing the Shares are being sold under Rule 504 and shall have a legend in substantially the form as follows, and agrees to comply in all respects with the transfer requirements set forth in such section. The undersigned understands that the Common Stock will not be freely transferable pursuant to Rule 144 under the Act.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED UNLESS
(A)COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) THE COMPANY HAS BEEN FURNISHED WITH AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT NO REGISTRATION IS LEGALLY REQUIRED FOR SUCH TRANSFER.

The address set forth herein is the undersigned's true and correct residence, and the undersigned has no present intention of becoming a resident of any other state or jurisdiction.

The undersigned acknowledges and is aware that the Company has limited financial reserves and that the Shares represent a speculative investment, which involves a high degree of risk of loss by the undersigned of the undersigned's entire investment in the Company.

It has NEVER been guaranteed or warranted to the undersigned by the Company, its officers or directors or by any other person, expressly or by implication, that the undersigned will receive any approximate or exact amount of return or other type of consideration, profit or loss as a result of any investment in the Shares; or that the past performance or experience on the part of the Company, any director, officer or any affiliate, will in any way indicate or predict the results of the ownership of Shares or of the overall success of the Company.

The undersigned understands that the Company is soliciting only a select number of investors with respect to the sale of the Shares. The undersigned has not and will not, except at the express request of the Company, permit any person, other than the undersigned's spouse, attorney, accountant and purchaser representative, to review any documents which have been presented in connection with the sale of Shares.

If the undersigned is more than one person, the obligations of the undersigned shall be joint and several, and the representations and warranties herein contained shall be deemed to be made by and be binding upon such person, and ownership of the Shares subscribed for by the undersigned shall be as set forth on the signature page hereto.

If there should be any adverse change in the representations and information set forth herein prior to the Company's acceptance or rejection of this subscription, the undersigned will immediately notify the Company of such change.

The undersigned realizes that this Subscription Agreement form does not constitute an offer by Company to sell Shares. The undersigned understands that the Company reserves the right to reject subscriptions in whole or in part.

At the request of the Company, the undersigned will promptly execute such other instruments or documents as may be reasonably required in connection with the purchase of the Shares. The undersigned hereby agrees that the representations and warranties set forth in this Subscription Agreement shall survive the acceptance hereof by the Company, shall be binding upon the heirs, executors, administrators, successors, and assigns to the undersigned, but this subscription is not voluntarily transferable or assignable by the undersigned. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of principles of conflicts of law.

This subscription is subject to final acceptance by the Company, to be evidenced by the signature of an officer of the Company as set forth on the Subscription Agreement Signature Page.